                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    x                                 Form 40-F _______
                -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes _______                                    No    x
                                                        -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 28, 2003        By  /s/  Harvey Chang
                               -------------------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Office

               Taiwan Semiconductor Manufacturing Company Ltd.

               Financial Statements for the Six Months Ended
               June 30, 2003 and 2002

               Together with Independent Auditors' Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers' convenience. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

          English Translation of a Report Originally Issued in Chinese

                          Independent Auditors' Report

July 15, 2003

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Ltd.

We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Ltd. as of June 30, 2003 and 2002, and the related statements of income, changes in shareholders' equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Regulations for Auditing of Financial Statement by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Ltd. as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the periods then ended in conformity with the Guidelines for Securities Issuers' Financial Reporting and accounting principles generally accepted in the Republic of China.

As disclosed in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires a parent company to record stock held by its subsidiary as treasury stock.

Deloitte & Touche
(T N Soong & Co and Deloitte & Touche Taiwan
  Establish Deloitte & Touche Effective June 1, 2003)
Taipei, Taiwan
The Republic of China

                                Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                                 BALANCE SHEETS
                             June 30, 2003 and 2002
               (In Thousand New Taiwan Dollars, Except Par Value)

                                                                               2003                     2002
                                                                         ----------------------   ----------------------
A S S E T S                                                                  Amount         %         Amount         %
-----------                                                              --------------    ----   --------------    ----
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)                                $   66,546,050      18   $   66,385,580      18
Short-term investments (Notes 2 and 5)                                        3,054,050       1                -       -
Receivables from related parties (Note 18)                                   15,186,990       4       13,072,628       3
Notes receivable                                                                 13,459       -          124,293       -
Accounts receivable                                                          12,834,737       4       12,026,411       3
Allowance for doubtful receivables (Note 2)                                    (975,547)      -       (1,169,253)      -
Allowance for sales returns and others (Note 2)                              (2,069,722)     (1)      (3,327,586)     (1)
Other financial assets                                                          798,672       -        2,078,966       1
Inventories - net (Notes 2 and 6)                                            11,355,534       3       11,701,048       3
Deferred income taxes assets (Notes 2 and 13)                                 3,320,000       1        4,547,082       1
Prepaid expenses and other current assets (Notes 2 and 21)                      955,192       -          924,973       -
                                                                         --------------    ----   --------------    ----
Total Current Assets                                                        111,019,415      30      106,364,142      28
                                                                         --------------    ----   --------------    ----

FUNDS AND LONG-TERM INVESTMENTS (Notes 2, 3, 7
and 21)
Equity method                                                                34,029,484      10       35,597,922      10
Cost method                                                                     849,666       -          915,750       -
Funds                                                                           242,837       -          200,056       -
                                                                         --------------    ----   --------------    ----
Total Funds and Long-term Investments                                        35,121,987      10       36,713,728      10
                                                                         --------------    ----   --------------    ----

PROPERTY, PLANT, AND EQUIPMENT (Notes 2 and 8)
Cost
      Buildings                                                              70,341,223      19       65,255,239      17
      Machinery and equipment                                               320,043,036      88      274,042,646      73
      Office equipment                                                        5,948,653       2        5,505,224       2
                                                                         --------------    ----   --------------    ----
      Total cost                                                            396,332,912     109      344,803,109      92
Accumulated depreciation                                                   (218,915,472)    (60)    (164,539,550)    (44)
Advance payments and construction in progress                                18,376,849       5       30,969,493       8
                                                                         --------------    ----   --------------    ----
Net Property, Plant, and Equipment                                          195,794,289      54      211,233,052      56
                                                                         --------------    ----   --------------    ----

GOODWILL (Note 2)                                                             2,438,731       1        2,787,122       1
                                                                         --------------    ----   --------------    ----

OTHER ASSETS
Deferred income taxes assets (Notes 2 and 13)                                 9,177,560       3       11,874,084       3
Deferred charges - net (Notes 2 and 9)                                        8,731,444       2        5,332,764       2
Refundable deposits (Notes 18 and 20)                                           375,715       -          577,552       -
Idle assets (Note 2)                                                            107,552       -                -       -
Assets leased to others (Note 2)                                                 85,796       -           88,686       -
Miscellaneous                                                                         -       -            9,250       -
                                                                         --------------    ----   --------------    ----
Total Other Assets                                                           18,478,067       5       17,882,336       5
                                                                         --------------    ----   --------------    ----

TOTAL ASSETS                                                             $  362,852,489     100   $  374,980,380     100
                                                                         ==============    ====   ==============    ====

                                                                               2003                     2002
                                                                         ----------------------   ----------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                         Amount         %         Amount         %
------------------------------------                                     --------------    ----   --------------    ----
CURRENT LIABILITIES
Payables to related parties (Note 18)                                    $    3,591,017       1   $    3,014,435       1
Accounts payable                                                              5,154,006       1        5,407,261       1
Payables to contractors and equipment suppliers                               6,559,597       2       16,881,543       5
Accrued expenses and other current liabilities (Notes 2, 7 and
  21)                                                                         6,669,201       2        6,181,629       2
Current portion of long-term bonds payable (Note 10)                                  -       -        9,000,000       2
                                                                         --------------    ----   --------------    ----
Total Current Liabilities                                                    21,973,821       6       40,484,868      11
                                                                         --------------    ----   --------------    ----

LONG-TERM LIABILITIES
Bonds payable (Note 10)                                                      35,000,000      10       35,000,000       9
Other long-term payable (Notes 11 and 20)                                     3,921,540       1        1,470,000       1
                                                                         --------------    ----   --------------    ----
Total Long-term Liabilities                                                  38,921,540      11       36,470,000      10
                                                                         --------------    ----   --------------    ----

OTHER LIABILITIES
Guarantee deposits (Note 20)                                                  1,225,310       -        6,620,526       2
Accrued pension cost (Notes 2 and 12)                                         2,431,939       1        2,049,025       -
Deferred gain on sale and leaseback (Note 2)                                     38,309       -          191,547       -
                                                                         --------------    ----   --------------    ----
Total Other Liabilities                                                       3,695,558       1        8,861,098       2
                                                                         --------------    ----   --------------    ----

Total Liabilities                                                            64,590,919      18       85,815,966      23
                                                                         --------------    ----   --------------    ----

SHAREHOLDERS' EQUITY (Note 15)
Capital stock - $10 par value
     Authorized: 24,600,000 thousand shares
     Issued:   Preferred - 1,300,000 thousand shares                                  -       -       13,000,000       3
               Common - 18,622,887 thousand shares                          186,228,867      51      186,228,867      50
     To be issued                                                            16,437,322       5                -       -
Capital surplus:
     Merger and others (Note 2)                                              56,797,280      16       56,961,753      15
     Treasury stock (Note 3)                                                     43,471       -           43,036       -
Retained earnings:
     Appropriated as legal reserve                                           20,802,137       6       18,641,108       5
     Appropriated as special reserve                                             68,945       -                -       -
     Unappropriated earnings (Note 2)                                        19,058,142       5       16,438,149       4
Other:
     Unrealized loss on long-term investments (Note 2)                           (7,981)      -                -       -
     Cumulative translation adjustments (Note 2)                                755,436       -         (233,799)      -
Treasury stock (at cost) - 41,961 thousand shares in 2003 and
  42,001 thousand shares in 2002 (Notes 2, 3 and 16)                         (1,922,049)     (1)      (1,914,700)      -
                                                                         --------------    ----   --------------    ----
Total Shareholders' Equity                                                  298,261,570      82      289,164,414      77
                                                                         --------------    ----   --------------    ----

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $  362,852,489     100   $  374,980,380     100
                                                                         ==============    ====   ==============    ====

    The accompanying notes are an integral part of the financial statements.

         (With Deloitte & Touche auditors' report dated July 15, 2003)

    English Translation of Financial Statements Originally Issued in Chinese

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                              STATEMENTS OF INCOME
                For the Six Months Ended June 30, 2003 and 2002
          (In Thousand New Taiwan Dollars, Except Earnings Per Share)

                                                                    2003                   2002
                                                              -------------------    --------------------
                                                                  Amount      %          Amount       %
                                                              -------------  ----    -------------   ----
GROSS SALES (Notes 2 and 18)                                  $  91,227,434          $  82,094,962

SALES RETURNS AND ALLOWANCES (Note 2)                             1,979,969              2,122,793
                                                              -------------          -------------

NET SALES                                                        89,247,465   100       79,972,169    100

COST OF SALES (Notes 14 and 18)                                  60,510,165    68       51,522,407     65
                                                              -------------  ----    -------------   ----

GROSS PROFIT                                                     28,737,300    32       28,449,762     35
                                                              -------------  ----    -------------   ----

OPERATING EXPENSES (Notes 14 and 18)
Research and development                                          5,589,164     6        5,237,094      6
General and administrative                                        2,958,075     3        2,459,717      3
Marketing                                                           655,343     1          595,467      1
                                                              -------------  ----    -------------   ----
Total Operating Expenses                                          9,202,582    10        8,292,278     10
                                                              -------------  ----    -------------   ----

INCOME FROM OPERATIONS                                           19,534,718    22       20,157,484     25
                                                              -------------  ----    -------------   ----

NON-OPERATING INCOME AND GAIN
Interest (Note 2)                                                   370,789     1          479,021      1
Gain on sales of property, plant and equipment (Note 2)             295,796     -          250,815      1
Technical service income (Notes 18 and 20)                           76,527     -           84,437      -
Gain on sales of short-term investments (Note 2)                     19,192     -           21,286      -
Premium income from option contracts - net (Note 2)                       -     -           11,755      -
Other (Note 18)                                                     125,878     -          174,420      -
                                                              -------------  ----    -------------   ----
Total Non-operating Income and Gain                                 888,182     1        1,021,734      2
                                                              -------------  ----    -------------   ----

NON-OPERATING EXPENSES AND LOSS
Loss on property, plant, and equipment, and idle assets
  (Note 2)                                                        1,401,585     2                -      -
Interest (Notes 2, 8 and 21)                                        946,124     1        1,111,150      2
Investment loss recognized by equity method - net
  (Notes 2 and 7)                                                   705,431     1        1,733,052      2
Loss on disposal of property, plant, and equipment
  (Note 2)                                                          262,208     -           92,155      -
Foreign exchange loss - net (Notes 2 and 21)                        246,919     -           60,433      -
Premium expense from option contracts - net
  (Notes 2 and 21)                                                  96,648     -                -      -

(Forward)

    English Translation of Financial Statements Originally Issued in Chinese

                                                      2003                   2002
                                                -------------------   -------------------
                                                    Amount      %         Amount      %
                                                -------------  ----   -------------  ----
Casualty loss - net (Note 2)                    $           -     -   $     117,470     -
Other                                                  11,540     -          60,674     -
                                                -------------  ----   -------------  ----
Total Non-operating Expenses and Loss               3,670,455     4       3,174,934     4
                                                -------------  ----   -------------  ----

INCOME BEFORE INCOME TAX                           16,752,445    19      18,004,284    23

INCOME TAX EXPENSE (Notes 2 and 13)                   664,611     1       2,106,933     3
                                                -------------  ----   -------------  ----

NET INCOME                                      $  16,087,834    18   $  15,897,351    20
                                                =============  ====   =============  ====

                                                          2003                   2002
                                                ----------------------  ----------------------
                                                   Before      After     Before        After
                                                Income Tax  Income Tax  Income Tax  Income Tax
                                                ----------  ----------  ----------  ----------
EARNINGS PER SHARE (Note 17)
Basic and diluted earnings per share            $     0.82  $     0.79  $     0.88  $     0.77
                                                ==========  ==========  ==========  ==========

The pro forma net income and earnings per share for the adoption of SFAS No. 30 "Accounting for Treasury Stock" is as follows (Notes 3 and 16):

                                                          2003                         2002
                                                --------------------------  ---------------------------
                                                   Before        After        Before          After
                                                Income Tax    Income Tax    Income Tax     Income Tax
                                                ------------  ------------  -------------  ------------
NET INCOME                                      $ 17,007,461  $ 16,342,850  $  18,047,320  $ 15,940,387
                                                ============  ============  =============  ============

EARNINGS PER SHARE
Basic and diluted earnings per share            $       0.83  $       0.80  $        0.88  $       0.78
                                                ============  ============  =============  ============

    The accompanying notes are an integral part of the financial statements.

         (With Deloitte & Touche auditors' report dated July 15, 2003)

    English Translation of Financial Statements Originally Issued in Chinese

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 For the Six Months Ended June 30, 2003 and 2002
                        (In Thousand New Taiwan Dollars)

                                                                                    CAPITAL STOCK
                                                   -------------------------------------------------------------------------------
                                                      Preferred Stocks              Common Stocks          To Be Issued (Note 15)
                                                   ------------------------   -------------------------  -------------------------
                                                     Shares                     Shares                      Shares
                                                   (Thousand)      Amount     (Thousand)       Amount     (Thousand)     Amount
                                                   ----------    ----------   ----------     ----------  -----------   -----------
BALANCE, JANUARY 1, 2003                            1,300,000  $ 13,000,000   18,622,887   $186,228,867            -   $         -

Appropriations of prior year's earnings
    Legal reserve                                           -             -            -              -            -             -
    Special reserve                                         -             -            -              -            -             -
    Bonus to employees - stock                              -             -            -              -      153,901     1,539,013
    Cash dividends paid for preferred stocks                -             -            -              -            -             -
    Stock dividends - 8%                                    -             -            -              -    1,489,831    14,898,309
    Remuneration to directors and supervisors               -             -            -              -            -             -

Net income for the six months ended June 30, 2003           -             -            -              -            -             -

Redemption and retirement of preferred stocks      (1,300,000)  (13,000,000)           -              -            -             -

Reversal of unrealized loss on long term
  investment of subsidiaries                                -             -            -              -            -             -

Reversal of unrealized loss on long term
  investment of investees                                   -             -            -              -            -             -

Adjustment arising from changes in
  ownership percentage in investees                         -             -            -              -            -             -

Translation adjustments                                     -             -            -              -            -             -

Capital surplus from gain on sale of
  treasury stock                                            -             -            -              -            -             -
                                                   ----------  ------------   ----------   ------------  -----------   -----------
BALANCE, JUNE 30, 2003                                      -  $          -   18,622,887   $186,228,867    1,643,732   $16,437,322
                                                   ==========  ============   ==========   ============  ===========   ===========

BALANCE, JANUARY 1, 2002                            1,300,000  $ 13,000,000   16,832,554   $168,325,531            -   $         -

Appropriations of prior year's earnings
    Legal reserve                                           -             -            -              -            -             -
    Special reserve                                         -             -            -              -            -             -
    Bonus to employees - stock                              -             -      107,078      1,070,783            -             -
    Cash dividends paid for preferred stocks                -             -            -              -            -             -
    Stock dividends - 10%                                   -             -    1,683,255     16,832,553            -             -
    Remuneration to directors and supervisors               -             -            -              -            -             -

Transfer of the capital surplus from gain on
  sales of property, plant and equipment to
  retained earnings                                         -             -            -              -            -             -

Transfer of the capital surplus from gain on
  sales of property, plant and equipment of
  investees to retained earnings                            -             -            -              -            -             -

Net income for the six months ended June 30, 2002           -             -            -              -            -             -

Translation adjustments                                     -             -            -              -            -             -

Reclassification of parent company stock
  held by subsidiaries from short/long-term
  investments to treasury stock                             -             -            -              -            -             -

Capital surplus from gain on sale of
  treasury stock                                            -             -            -              -            -             -
                                                   ----------  ------------   ----------   ------------  -----------   -----------
BALANCE, JUNE 30, 2002                              1,300,000  $ 13,000,000    18,622,88   $186,228,867            -   $         -
                                                   ==========  ============   ==========   ============  ===========   ===========

                                                                                           CAPITAL SURPLUS
                                                   -------------------------------------------------------------------------------
                                                                                              Excess on
                                                                 Additional       From         Foreign     Gain on
                                                      From         Paid-in       Long-term       Bond      Sales of
                                                     Merger        Capital     Investments   Investments  Properties    Donation
                                                   -----------  ------------  -----------   ------------  ----------   ----------
BALANCE, JANUARY 1, 2003                           $24,132,297  $ 23,172,550  $   246,219   $  9,410,632  $        -   $        55

Appropriations of prior year's earnings
    Legal reserve                                            -             -            -              -           -             -
    Special reserve                                          -             -            -              -           -             -
    Bonus to employees - stock                               -             -            -              -           -             -
    Cash dividends paid for preferred stocks                 -             -            -              -           -             -
    Stock dividends - 8%                                     -             -            -              -           -             -
    Remuneration to directors and supervisors                -             -            -              -           -             -

Net income for the six months ended June 30, 2003            -             -            -              -           -             -

Redemption and retirement of preferred stocks                -             -            -              -           -             -

Reversal of unrealized loss on long term
  investment of subsidiaries                                 -             -            -              -           -             -

Reversal of unrealized loss on long term
  investment of investees                                    -             -            -              -           -             -

Adjustment arising from changes in
  ownership percentage in investees                          -             -     (164,473)             -           -             -

Translation adjustments                                      -             -            -              -           -             -

Capital surplus from gain on sale of
  treasury stock                                             -             -            -              -           -             -
                                                   -----------  ------------  -----------   ------------  ----------   -----------
BALANCE, JUNE 30, 2003                             $24,132,297  $ 23,172,550  $    81,746   $  9,410,632  $        -   $        55
                                                   ===========  ============  ===========   ============  ==========   ===========

BALANCE, JANUARY 1, 2002                           $24,132,297  $ 23,172,550  $   246,381   $  9,410,632  $  166,518   $        55

Appropriations of prior year's earnings
    Legal reserve                                            -             -            -              -           -             -
    Special reserve                                          -             -            -              -           -             -
    Bonus to employees - stock                               -             -            -              -           -             -
    Cash dividends paid for preferred stocks                 -             -            -              -           -             -
    Stock dividends - 10%                                    -             -            -              -           -             -
    Remuneration to directors and supervisors                -             -            -              -           -             -

Transfer of the capital surplus from gain on
  sales of property, plant and equipment to
  retained earnings                                          -             -            -              -    (166,518)            -

Transfer of the capital surplus from gain on
  sales of property, plant and equipment of
  investees to retained earnings                             -             -         (162)             -           -             -

Net income for the six months ended June 30, 2002            -             -            -              -           -             -

Translation adjustments                                      -             -            -              -           -             -

Reclassification of parent company stock
  held by subsidiaries from short/long-term
  investments to treasury stock                              -             -            -              -           -             -

Capital surplus from gain on sale of
  treasury stock                                             -             -            -              -           -             -
                                                   -----------  ------------  -----------   ------------  ----------   -----------
BALANCE, JUNE 30, 2002                             $24,132,297  $ 23,172,550  $   246,219   $  9,410,632  $        -   $        55
                                                   ===========  ============  ===========   ============  ==========   ===========

                                                   -------------------------
                                                                                                  RETAINED EARNINGS
                                                                              ------------------------------------------------------
                                                    Treasury                      Legal       Special   Unappropriated
                                                     Stock         Total         Reserve      Reserve      Earnings         Total
                                                   -----------  ------------  -----------   ----------  --------------   ----------
BALANCE, JANUARY 1, 2003                           $    43,036  $ 57,004,789  $18,641,108   $        -   $  22,151,089  $40,792,197

Appropriations of prior year's earnings
    Legal reserve                                            -             -    2,161,029            -      (2,161,029)           -
    Special reserve                                          -             -            -       68,945         (68,945)           -
    Bonus to employees - stock                               -             -            -            -      (1,539,013)  (1,539,013)
    Cash dividends paid for preferred stocks                 -             -            -            -        (455,000)    (455,000)
    Stock dividends - 8%                                     -             -            -            -     (14,898,309) (14,898,309)
    Remuneration to directors and supervisors                -             -            -            -         (58,485)     (58,485)

Net income for the six months ended June 30, 2003            -             -            -            -      16,087,834   16,087,834

Redemption and retirement of preferred stocks                -             -            -            -               -            -

Reversal of unrealized loss on long term
  investment of subsidiaries                                 -             -            -            -               -            -

Reversal of unrealized loss on long term
  investment of investees                                    -             -            -            -               -            -

Adjustment arising from changes in
  ownership percentage in investees                          -      (164,473)           -            -               -            -

Translation adjustments                                      -             -            -            -               -            -

Capital surplus from gain on sale of
  treasury stock                                           435           435            -            -               -            -
                                                   -----------  ------------  -----------   ----------    ------------  -----------
BALANCE, JUNE 30, 2003                             $    43,471  $ 56,840,751  $20,802,137   $   68,945    $ 19,058,142  $39,929,224
                                                   ===========  ============  ===========   ==========    ============  ===========

BALANCE, JANUARY 1, 2002                           $         -  $ 57,128,433  $17,180,067   $  349,941    $ 19,977,402  $37,507,410

Appropriations of prior year's earnings
    Legal reserve                                            -             -    1,488,317            -      (1,448,317)           -
    Special reserve                                          -             -            -     (349,941)        349,941            -
    Bonus to employees - stock                               -             -            -            -      (1,070,783)  (1,070,783)
    Cash dividends paid for preferred stocks                 -             -            -            -        (455,000)    (455,000)
    Stock dividends - 10%                                    -             -            -            -     (16,832,553) (16,832,553)
    Remuneration to directors and supervisors                -             -            -            -        (133,848)    (133,848)

Transfer of the capital surplus from gain on
  sales of property, plant and equipment to
  retained earnings                                          -      (166,518)      12,724            -         153,794      166,518

Transfer of the capital surplus from gain on
  sales of property, plant and equipment of
  investees to retained earnings                             -          (162)           -            -             162          162

Net income for the six months ended June 30, 2002            -             -            -            -      15,897,351   15,897,351

Translation adjustments                                      -             -            -            -               -            -

Reclassification of parent company stock
  held by subsidiaries from short/long-term
  investments to treasury stock                              -             -            -            -               -            -

Capital surplus from gain on sale of
  treasury stock                                        43,036        43,036            -            -               -            -
                                                   -----------  ------------  -----------   ----------    ------------  -----------
BALANCE, JUNE 30, 2002                             $    43,036  $ 57,004,789  $18,641,108   $        -    $ 16,438,149  $35,079,257
                                                   ===========  ============  ===========   ==========    ============  ===========

                                                    UNREALIZED
                                                     LOSS ON     CUMULATIVE                    TOTAL
                                                    LONG-TERM   TRANSLATIONS   TREASURY     SHAREHOLDERS'
                                                   INVESTMENTS   ADJUSTMENTS    STOCK         EQUITY
                                                   -----------  ------------  -----------   ------------
BALANCE, JANUARY 1, 2003                             ($194,283) $    945,129  ($1,923,492)  $295,853,207

Appropriations of prior year's earnings
    Legal reserve                                            -             -            -              -
    Special reserve                                          -             -            -              -
    Bonus to employees - stock                               -             -            -              -
    Cash dividends paid for preferred stocks                 -             -            -       (455,000)
    Stock dividends - 8%                                     -             -            -              -
    Remuneration to directors and supervisors                -             -            -        (58,485)

Net income for the six months ended June 30, 2003            -             -            -     16,087,834

Redemption and retirement of preferred stocks                -             -            -    (13,000,000)

Reversal of unrealized loss on long term
  investment of subsidiaries                            20,647             -            -         20,647

Reversal of unrealized loss on long term
  investment of investees                              165,655             -            -        165,655

Adjustment arising from changes in
  ownership percentage in investees                          -             -            -       (164,473)

Translation adjustments                                      -      (189,693)           -       (189,693)

Capital surplus from gain on sale of
  treasury stock                                             -             -        1,443          1,878
                                                   -----------  ------------  -----------   ------------
BALANCE, JUNE 30, 2003                                 ($7,981) $    755,436  ($1,922,049)  $298,261,570
                                                   ===========  ============  ===========   ============

BALANCE, JANUARY 1, 2002                           $         -  $  1,228,701  $         -   $277,190,075

Appropriations of prior year's earnings
    Legal reserve                                            -             -            -              -
    Special reserve                                          -             -            -              -
    Bonus to employees - stock                               -             -            -              -
    Cash dividends paid for preferred stocks                 -             -            -       (455,000)
    Stock dividends - 10%                                    -             -            -              -
    Remuneration to directors and supervisors                -             -            -       (133,848)

Transfer of the capital surplus from gain on
  sales of property, plant and equipment to
  retained earnings                                          -             -            -              -

Transfer of the capital surplus from gain on
  sales of property, plant and equipment of                  -             -            -              -
  investees to retained earnings

Net income for the six months ended June 30, 2002            -             -            -     15,897,351

Translation adjustments                                      -    (1,462,500)           -     (1,462,500)

Reclassification of parent company stock
  held by subsidiaries from short/long-term
  investments to treasury stock                              -             -   (1,914,700)    (1,914,700)

Capital surplus from gain on sale of
  treasury stock                                             -             -            -         43,036
                                                   -----------  ------------  -----------   ------------
BALANCE, JUNE 30, 2002                             $         -     ($233,799) ($1,914,700)  $289,164,414
                                                   ===========  ============  ===========   ============

    The accompanying notes are an integral part of the financial statements.

          (With Deloitte & Touche auditors' report dated July 15, 2003)

    English Translation of Financial Statements Originally Issued in Chinese

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                            STATEMENTS OF CASH FLOWS
                 For the Six Months Ended June 30, 2003 and 2002
                        (In Thousand New Taiwan Dollars)

                                                                                    2003              2002
                                                                               -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                     $  16,087,834     $  15,897,351
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Depreciation and amortization                                                 30,840,186        26,886,981
    Deferred income taxes                                                            535,007         2,100,904
    Investment loss recognized by equity method - net                                705,431         1,733,052
    Loss on property, plant, and equipment, and idle assets                        1,401,585                 -
    Loss (gain) on sales of long-term investments - net                                 (200)            1,766
    Gain on disposal of property, plant and equipment - net                          (33,588)         (158,660)
    Pension cost accrued                                                             221,397           194,172
    Allowance for doubtful receivables                                                45,683            68,761
    Allowance for sales returns and others                                          (293,345)          746,035
    Changes in operating assets and liabilities:
        Decrease (increase) in:
            Receivables from related parties                                      (5,003,502)      (12,548,767)
            Notes receivable                                                          46,781            52,289
            Accounts receivable                                                   (3,339,290)        7,931,225
            Inventories - net                                                     (1,015,198)       (3,196,630)
            Other financial assets                                                   (12,064)         (242,024)
            Forward exchange contract receivable                                     183,061        (1,128,064)
            Prepaid expenses and other current assets                              1,059,169         1,002,451
        Increase (decrease) in:
            Payables to related parties                                            1,124,019           931,829
            Accounts payable                                                         304,772         4,283,367
            Forward exchange contract payable                                        142,985          (306,486)
            Accrued expenses and other current liabilities                           249,984         1,508,292
                                                                               -------------     -------------
Net Cash Provided by Operating Activities                                         43,250,707        45,757,844
                                                                               -------------     -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments - net                                          (3,054,050)                -
Acquisitions of:
    Long-term investments                                                         (1,015,301)       (8,855,797)
    Property, plant and equipment                                                (16,207,787)      (16,956,359)
Proceeds from disposal of:
    Property, plant and equipment                                                    132,387           438,837
    Long-term investments                                                                592               632
Increase in deferred charges                                                        (711,056)       (1,419,349)
Decrease in refundable deposits                                                      167,754           195,360
Decrease in other assets - miscellaneous                                               9,250                 -
                                                                               -------------     -------------
Net Cash Used in Investing Activities                                            (20,678,211)      (26,596,676)
                                                                               -------------     -------------

(Forward)

    English Translation of Financial Statements Originally Issused in Chinese

                                                                                       2003              2002
                                                                                  --------------    --------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of (repayment on) long-term bonds                         ($   4,000,000)    $  15,000,000
Redemption of preferred stock                                                       (13,000,000)                -
Decrease in guarantee deposits                                                         (169,756)         (590,446)
Remuneration to directors and supervisors                                               (58,485)         (133,848)
Cash dividend paid for preferred stocks                                                (455,000)         (455,000)
                                                                                  -------------     -------------
Net Cash Provided by (Used in) Financing Activities                                 (17,683,241)       13,820,706
                                                                                  -------------     -------------


NET INCREASE IN CASH AND CASH EQUIVALENTS                                             4,889,255        32,981,874

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                                   61,656,795        33,403,706
                                                                                  -------------     -------------

CASH AND CASH EQUIVALENTS, END OF THE PERIOD                                      $  66,546,050     $  66,385,580
                                                                                  =============     =============

SUPPLEMENTAL INFORMATION
Interest paid (excluding the amounts capitalized of NT$2,932 thousand
  and NT$48,636 thousand in 2003 and 2002, respectively) (Note 8)                 $     688,371     $     230,036
                                                                                  =============     =============
Income tax paid                                                                   $       2,500     $      51,059
                                                                                  =============     =============
Non-cash investing and financing activities:
      Reclassification of parent company stock held by subsidiaries
           from short/long-term investments to treasury stock                     $       1,443     $   1,914,700
                                                                                  =============     =============
      Credit balances of long-term investments reclassified as part of
           other current liabilities                                              $           -     $      58,154
                                                                                  =============     =============
      Current portion of bonds                                                    $           -     $   9,000,000
                                                                                  =============     =============
Partial cash investing and financing activities:

    Total acquisitions of property, plant and equipment                           $   8,763,001     $  21,470,583
    Payables to contractors and equipment suppliers                                   7,444,786        (4,514,224)
                                                                                  -------------     -------------
                                                                                  $  16,207,787     $  16,956,359
                                                                                  =============     =============

    The accompanying notes are an integral part of the financial statements.

          (With Deloitte & Touche auditors' report dated July 15, 2003)

    English Translation of Financial Statements Originally Issued in Chinese

                TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                         NOTES TO FINANCIAL STATEMENTS
      (Amounts in Thousand New Taiwan Dollars, Unless Specified Otherwise)

 1.  GENERAL

     Taiwan Semiconductor Manufacturing Company Ltd. (The "Company" or "TSMC"), a Republic of China corporation, was incorporated as a venture among the Government of the Republic of China, acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. In September 1994, its shares were listed on the Taiwan Stock Exchange. On October 8, 1997, TSMC listed its shares of stock on the New York Stock Exchange in the form of American Depositary Shares (ADSs).

     TSMC is engaged mainly in the manufacturing, selling, packaging, testing and designing of integrated circuits and other semiconductor devices, and the manufacturing of masks.

 2.  SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are presented in conformity with the Guidelines for Securities Issuers' Financial Reporting and accounting principles generally accepted in the Republic of China. Significant accounting policies are summarized as follows:

     Classification of current and non-current assets and liabilities

     Current assets are those expected to be converted to cash, sold or consumed within one year. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

     Cash equivalents

     Government bonds acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

     Short-term investments

     Short-term investments are carried at the lower of cost or market value. The costs of investments sold are determined by the specific identification method.

     Allowance for doubtful receivables

     Allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables.

     Revenue recognition and allowance for sales returns and others

     The four criteria that we use to recognize revenue are the existence of evidence of a contractual arrangement, delivery or performance has occurred, the selling price is fixed or determinable and collectibility is reasonably assured. Allowance for sales returns and others is estimated based on historical experience and any known factors that would affect the allowance. Such provisions are deducted from sales in the year the products are sold and the estimated related costs are deducted from cost of sales.

     Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

     Inventories

     Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to approximate weighted-average cost at the end of each period. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts.

     Long-term investments

     Investments in shares of stock of companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method. The Company's proportionate share in the net income or net loss of investee companies are recognized as components of the "Investment income/loss recognized by equity method - net" account. When acquiring shares of stock, the difference between the cost of investment and investee's net book value is amortized using straight-line method over five years, and also recorded as components of investment income/loss recognized by equity method - net. The Company adopted Statements of Financial Accounting Standards ("SFAS") No. 30, "Accounting for Treasury Stock" on January 1, 2002. SFAS No. 30 requires a parent company to reclassify its capital stock held by its subsidiaries from short/long-term investments to treasury stock.

     When the Company subscribes to additional investee shares at a percentage different from its existing equity interest, the resulting carrying amount of the investment in equity investee differs from the amount of Company's proportionate share in the investee's net equity. The Company records such difference as an adjustment to "capital surplus" as well as the "long-term investments" accounts. In the event an investee has an accumulated deficit, it will record an offset to its capital surplus, excluding the reserve for asset revaluation, through retained earnings. The Company will also record a corresponding entry equivalent to its proportionate share of the investee capital surplus, excluding the reserve for asset revaluation, that was generated subsequent to any acquisition of equity interest in the investee. If an investee's functional currency is a foreign currency, "cumulative translation adjustments" would result from the process of translating the investees' financial statements into the functional currency of the Company.

     Other stock investments are accounted for using the cost method. Cash dividends are recognized as income in the year received but are accounted for as reduction in the carrying values of the long-term investments if the dividends are received in the same year that the related investments are acquired. Stock dividends are recognized neither as investment income nor increase of long-term investments but recorded only as an increase in the number of shares held.

     An allowance is recognized for any decline in the market value of investments using quoted market prices with the corresponding amount debited to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the market value. The carrying values of investments with no quoted market price are reduced to reflect an other than temporary decline in their values with the related impairment loss charged to income.

     Investments in foreign mutual funds are stated at the lower of aggregate cost or net asset value (NAV). An allowance is recognized when the cost of the funds is lower than their net asset values, with the corresponding amount debited to shareholders' equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

     The costs of investments sold are determined using the weighted-average method.

     If an investee company has an unrealized loss on a long-term investment evaluated using the lower-of-cost-or-market method, the Company recognizes a corresponding unrealized loss in proportion to its equity interest and records the amount as a component of its own shareholders' equity.

     Gains or losses on transactions with investee companies wherein the Company owns at least 20% of the outstanding common stock but less than a controlling interest are deferred in proportion to the Company's ownership percentage until realized through a transaction with a third party. The entire amount of the gains or losses on sales to majority-owned subsidiaries are deferred until such gains or losses are realized through the subsequent sale of the related products to third parties. Gains or losses from sales by investee companies to the Company are deferred in proportion to the ownership percentage until realized through transactions with third parties.

     Property, plant and equipment, assets leased to others and idle assets

     Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When significant loss occurs, the related assets are stated at the lower of fair value or the book value. Idle assets are stated at the lower of book value or net realizable value. Significant additions, renewals, betterments, and interest expense incurred during the construction period are capitalized. Maintenance and repairs are expensed in the period incurred. Property, plant and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of future minimum rent payments, or the market value of the property at the inception dates of the leases. The effective interest method is used to allocate each lease payment between principal and interest expense.

     Depreciation is computed using the straight-line method over the following estimated service lives: buildings - 10 to 20 years; machinery and equipment - 5 years; and office equipment - 3 to 5 years.

     Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed with any gains or losses credited or charged to income in the period of disposal.

     Goodwill

     Goodwill represents the excess of the consideration paid for acquisitions over the fair market value of identifiable net assets acquired and the difference between the investment cost and the Company's proportionate share in the net assets of acquired investee companies. Goodwill is amortized using the straight-line method over the estimated life of 10 years.

     Deferred charges

     Deferred charges consist of software and system design costs, technology know-how, bond issuance costs and technology license fees. The amounts are amortized as follows: software and system design costs - 3 years, technology know-how - 5 years, bond issuance costs - the term of the bonds, technology license fee - the shorter of the estimated life of the technology or the term of the technology transfer contract.

     Pension costs

     Net periodic pension costs are recorded on the basis of actuarial calculations. Unrecognized net transition obligation and unrecognized net gain/loss are amortized over 25 years.

     Deferred gain on sale and leaseback

     The gain on the sale of property that is simultaneously leased back is deferred by the Company. This deferred gain on sales and leaseback transactions is amortized as follows: (a) operating leases - adjustment of rental expenses over the term of the leases, and (b) capital leases - adjustment of depreciation expenses over the estimated useful life or term of the leases; whichever is shorter.

     Casualty loss

     Casualty loss mainly caused from the March 31, 2002 earthquake are recorded when incurred and any insurance recoveries are recorded when probable up to the amount of the loss. Recoveries in excess of the amount of the loss are recorded when realized.

     Income tax

     The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, unused tax credits and net operating loss carryforwards. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is, according to the classification of its related asset or liability, classified as current or non-current. However, if a deferred asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or non-current based on the expected length of time before it is realized.

     Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, investments in important technology-based enterprise are recognized using the current method.

     Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

     As of January 1, 1998, income taxes on unappropriated earnings of 10% are expensed in the year of shareholder approval which is the year subsequent to the year incurred.

     Derivative financial instruments

     The Company enters into foreign currency forward contracts to manage currency exposures in cash flow and in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the spot rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising from forward contracts are restated using the prevailing spot rate and the resulting differences are charged to income. Also, the receivables and payables related to the forward contract are netted with the resulting amount presented as either an asset or liability. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.

     The Company enters into interest rate swap transactions to manage exposures from changes in interest rates on existing liabilities. These transactions are accounted for on an accrual basis, in which the cash settlement receivable or payable is recorded as an adjustment to interest income or expense.

     The notional amount of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. The premiums paid or received for the call or put options are amortized and charged to income on a straight-line basis over the term of the related contract. Any resulting gain or loss upon settlement is credited or charged to income in the period of settlement.

     Foreign-currency transactions

     Foreign-currency transactions are recorded in New Taiwan dollars at the current rate of exchange in effect when the transaction occurs. Gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the end of each period, foreign-currency assets and liabilities are revalued at the prevailing exchange rate with the resulting gains or losses recognized in current operations.

     Reclassification

     Certain accounts in the financial statements as of and for the six months ended June 30, 2002 have been reclassified to conform to the financial statements as of and for the six months ended June 30, 2003.

 3.  NEW ACCOUNTING PRONOUNCEMENTS

     In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 30, "Accounting for Treasury Stock" and other relevant regulations from Securities and Futures Commission (SFC), the Company is required to reclassify its common stock held by its subsidiaries from short/long-term investments to treasury stock. The reclassification is based on the carrying value recorded by the Company's subsidiaries as of January 1, 2002. The adoption of SFAS No. 30 resulted in the decrease of long-term investments and the increase of treasury stock by NT$1,922,049 thousand as of June 30, 2003, and the decrease in net income for the six months ended June 30, 2003 by NT$255,016 thousand.

4.  CASH AND CASH EQUIVALENTS                                             June 30
                                                              -------------------------------
                                                                   2003              2002
                                                              -------------     -------------
    Cash and bank deposits                                    $  63,513,247     $  65,087,779
    Government bonds acquired under repurchase agreements         3,032,803         1,297,801
                                                              -------------     -------------

                                                              $  66,546,050     $  66,385,580
                                                              =============     =============

5.  SHORT-TERM INVESTMENTS                                                June 30
                                                              -------------------------------
                                                                   2003              2002
                                                              -------------     -------------
    Government bonds                                          $   3,054,050     $           -
                                                              =============     =============
    Market value                                              $   3,057,705     $           -
                                                              =============     =============

6.  INVENTORIES - NET                                                     June 30
                                                              -------------------------------
                                                                   2003              2002
                                                              -------------     -------------
    Finished goods                                            $   1,872,790     $   1,651,255
    Work in process                                              10,522,974        10,099,627
    Raw materials                                                   374,667           387,233
    Supplies and spare parts                                        677,276           743,002
                                                              -------------     -------------
                                                                 13,447,707        12,881,117
    Less - inventory reserve                                     (2,092,173)       (1,180,069)
                                                              -------------     -------------

                                                              $  11,355,534     $  11,701,048
                                                              =============     =============

7.  LONG-TERM INVESTMENTS                                              June 30
                                                     ------------------------------------------
                                                              2003                  2002
                                                     --------------------  --------------------
                                                                   % of                  % of
                                                       Carrying   Owner-     Carrying   Owner-
                                                         Value     ship        Value     ship
                                                     ----------- --------  ----------- --------
    Shares of stock
    ---------------
    Equity method:
      TSMC International Investment Ltd. (TSMC
        International)                               $21,954,303    100    $24,381,606    100
      TSMC Partners Ltd. (TSMC Partners)               3,931,378    100      3,627,725    100
      Vanguard International Semiconductor
        Corporation (VIS)                              3,848,018     28      3,102,902     25
      Systems on Silicon Manufacturing Company
        Pte Ltd. (SSMC)                                2,609,934     32      3,449,332     32
      Emerging Alliance Fund LLP (Emerging
        Alliance)                                        879,128     99        708,245     99
      Global UniChip Corp. (GUC)                         387,376     47              -      -

      (Forward)

                                                                                        June 30
                                                                 ----------------------------------------------------
                                                                           2003                       2002
                                                                 ------------------------    ------------------------
                                                                                  % of                        % of
                                                                   Carrying       Owner-       Carrying       Owner-
                                                                    Value          ship         Value          ship
                                                                 -------------   --------    ------------    --------
      TSMC North America (TSMC - North America)                  $    240,294      100       $     80,570      100
      TSMC Japan K. K. (TSMC - Japan)                                  91,333      100             89,727      100
      Chi Cherng Investment Ltd. (Chi Cherng)                          38,514       36             62,148       25
      Hsin Ruey Investment Ltd. (Hsin Ruey)                            38,216       36             62,092       25
      Taiwan Semiconductor Manufacturing
        Company Europe B.V. (TSMC - Europe)                            10,990      100              9,406      100
      Chi Hsin Investment Ltd. (Chi Hsin)                                   -        -             24,169       25
                                                                 ------------                ------------
                                                                   34,029,484                  35,597,922
                                                                 ------------                ------------
Cost method:
      Publicly traded stock
            Amkor Technology                                          280,748        -            280,748        -
            Monolithic System Tech.                                   104,289        2            104,289        2
            Taiwan Mask Corp.                                          32,129        2             32,129        2

      Non-publicly traded stock
            United Technology                                         193,584        11           193,584       11
            Shin-Etsu Handotai Taiwan Company Ltd.                    105,000         7           105,000        7
            Hon Tung Venture Capital                                   83,916        10           150,000       10
            W.K. Technology Fund IV                                    50,000         2            50,000        2
                                                                 ------------                ------------
                                                                      849,666                     915,750
                                                                 ------------                ------------
Funds
-----

Horizon Ventures                                                      195,452         -           160,599        -
Crimson Asia Capital                                                   47,385         -            39,457        -
                                                                 ------------                ------------
                                                                      242,837                     200,056
                                                                 ------------                ------------
                                                                 $ 35,121,987                $ 36,713,728
                                                                 ============                ============

Credit balances of long-term investments
----------------------------------------

Presented as part of other current liabilities:
      Kung Cherng Investment Ltd. (Kung Cherng)                  $          -         -      $     41,959       25
      Cherng Huei Investment Ltd. (Cherng Huei)                             -         -            13,279       25
      Po Cherng Investment Ltd. (Po Cherng)                                 -         -             2,916       25
                                                                 ------------                ------------
                                                                 $          -                $     58,154
                                                                 ============                ============

On January 8, 2003, the Company's investee company, VIS, issued 600,000 thousand shares of common stock at a price of NT$7 per share. In this round of equity offering, the Company purchased a total of 230,882 thousand shares of VIS. As a result, its ownership in VIS increased from 25% to 28%.

     The Company's investees, Hsin Ruey, Chi Hsin and Kung Cherng were merged on October 30, 2002, with Hsin Ruey as the surviving company. In addition, The Company's investees, Chi Cherng, Cherng Huei and Po Cherng were merged on October 30, 2002 with Chi Cherng as the surviving company. The mergers were accounted for as a pooling of interest. The Company's ownership is approximately 36% in Hsin Ruey and approximately 36% in Chi Cherng subsequent to the merger.

     The Company established Ya Xin Technology ("Ya Xin") in November 2002 and subsequently signed a merger agreement with GUC in December 2002. The merger was effective on January 4, 2003 and GUC is the surviving company.

     The carrying value of investments accounted for using the equity method and the related investment gains or losses were determined based on the audited financial statements of the investees in the same periods. The investment gains or (losses) of investee companies consisted of the following:

                                                           Six Months
                                                         Ended June 30
                                                 -----------------------------
                                                     2003             2002
                                                 ------------     ------------
     SSMC                                        $  (515,188)     $   (683,005)
     TSMC International                             (204,832)       (1,835,187)
     VIS                                            (172,437)         (274,625)
     TSMC Partners                                   194,465           996,711
     Others                                           (7,439)           63,054
                                                 -----------      ------------

                                                 $  (705,431)     $ (1,733,052)
                                                 ===========      ============

     The market values of publicly traded stocks accounted for the cost method were $5,449,083 thousand and $11,370,141 thousand as of June 30, 2003 and 2002, respectively.

 8.  PROPERTY, PLANT AND EQUIPMENT

     Accumulated depreciation consisted of the following:

                                                        June 30
                                           -----------------------------------
                                                 2003                2002
                                           ---------------     ---------------
     Buildings                             $    26,377,185     $    19,241,074
     Machinery and equipment                   189,172,205         142,577,849
     Office equipment                            3,366,082           2,720,627
                                           ---------------     ---------------
                                           $   218,915,472     $   164,539,550
                                           ===============     ===============

     Information on the status of the expansion or construction plans of the Company's manufacturing facilities as of June 30, 2003 is as follows:

                                                   Estimated                         Actual Date      Expected Date
                                                   Complete       Accumulated        of Starting       of Starting
     Construction/Expansion Plan                     Cost         Expenditures       Operations        Operations
     ---------------------------                -------------     -------------     ------------     --------------
     Fab 6                                      $  93,932,000     $  87,699,400      March 2000               -
     Fab 12 - Phase 1                              80,318,400        61,581,700      March 2002               -
     Fab 14 - Phase 1                              30,411,000        13,690,400         -                  2005

     Interest expense (before deducting capitalized amounts of NT$2,932 thousand in 2003 and NT$48,636 thousand in 2002) for the six months ended June 30, 2003 and 2002 was NT$949,056 thousand and NT$1,159,786 thousand, respectively. The interest rate used for purposes of calculating the capitalized amount was 5.283% for the six months ended June 30, 2003 and 2002.

 9.  DEFERRED CHARGES - NET

                                                                                                      June 30
                                                                                          -------------------------------
                                                                                               2003              2002
                                                                                          -------------     -------------
     Technology license fee                                                               $   5,711,412     $   2,304,971
     Software and system design costs                                                         2,955,771         2,875,999
     Bond issuance costs                                                                         38,949            54,236
     Technology know-how                                                                         22,500            76,500
     Others                                                                                       2,812            21,058
                                                                                          -------------     -------------
                                                                                          $   8,731,444     $   5,332,764
                                                                                          =============     =============

 10. BONDS

                                                                                                       June 30
                                                                                          -------------------------------
                                                                                               2003             2002
                                                                                          -------------     -------------
     Domestic unsecured bonds:
           Issued on March 4, 1998 and paid on March 4, 2003 in one lump sum
             payment, 7.71% annual interest payable semi-annually                         $           -     $   4,000,000
           Issued on October 21, 1999 and payable on October 21, 2002 and 2004 in two equal payments, 5.67% and 5.95% annual
             interest payable annually, respectively                                          5,000,000        10,000,000
           Issued on December 4 to 15, 2000 and payable in December
             2005 and 2007 in two equal payments, 5.25% and 5.36%
             annual interest payable annually, respectively                                  15,000,000        15,000,000
           Issued on January 10 to 24, 2002 and payable in January 2007,
             2009 and 2012 in three equal payments, 2.6%, 2.75% and 3%
             annual interest payable annually, respectively                                  15,000,000        15,000,000
                                                                                          -------------     -------------
                                                                                          $  35,000,000     $  44,000,000
                                                                                          =============     =============

     As of June 30, 2003, future principal payments for the Company's bonds arrangements are as follows:

     Year of Repayment                                               Amount
     -----------------                                           --------------
     2004                                                        $   5,000,000
     2005                                                           10,500,000
     2006                                                                    -
     2007                                                            7,000,000
     2008 and thereafter                                            12,500,000
                                                                 -------------
                                                                 $  35,000,000
                                                                 =============

11. OTHER LONG-TERM PAYABLES

     The Company entered into several license arrangements for certain semiconductor patents. Future payments under the agreements as of June 30, 2003 are as follows:

                   Year                                               Amount
         -----------------------                                  -------------
         July to December, 2003                                   $    809,921
         2004                                                        1,221,804
         2005                                                          982,981
         2006                                                          467,262
         2007                                                          484,568
         2008 and thereafter                                         1,107,584
                                                                  ------------
                                                                  $  5,074,120
                                                                  ============

12. PENSION PLAN

     The Company has a pension plan for all regular employees that provides benefits based on length of service and average monthly salary for the six-month period prior to retirement.

     The Company contributes at an amount equal to 2% of salaries paid every month to a Pension Fund (the "Fund"). The Fund is administered by a pension fund monitoring committee (the "Committee") and deposited in the Committee's name in the Central Trust of China.

     The changes in the Fund and accrued pension cost are summarized as follows:

                                                                             Six Months Ended
                                                                                   June 30
                                                                       -------------------------------
                                                                            2003              2002
                                                                       --------------    -------------
     Pension fund
           Balance, beginning of the period                            $     993,404     $    804,437
           Contribution                                                       91,010           87,347
           Interest                                                           20,682           29,606
           Payment                                                            (3,473)          (5,360)
                                                                       -------------     ------------
           Balance, end of the period                                  $   1,101,623     $    916,030
                                                                       =============     ============

     Accrued pension cost
           Balance, beginning of the period                            $   2,210,542     $  1,854,853
           Accruals                                                          221,397          194,172
                                                                       -------------     ------------
           Balance, end of the period                                  $   2,431,939     $  2,049,025
                                                                       =============     ============

13. INCOME TAX

     a. A reconciliation of income tax expense on income before income tax at the statutory rate and current income tax expense before tax credits is shown below:

                                                                                  Six Months Ended
                                                                                      June 30
                                                                          -------------------------------
                                                                              2003              2002
                                                                          -------------     -------------
         Income tax expense based on "income before income tax" at
           statutory rate (25%)                                           $   4,188,111     $   4,501,071
               Tax-exempt income                                             (2,027,750)       (2,665,000)
               Temporary and permanent differences                             (162,898)          164,807
                                                                          -------------     -------------
         Current income tax expense before tax credits                    $   1,997,463     $   2,000,878
                                                                          =============     =============

     b. Income tax expense consists of the following:

         Current income tax expense before tax credits                    $   1,997,463     $   2,000,878
         Additional 10% tax on the unappropriated earnings                    1,271,759           162,938
         Income tax credits                                                  (3,269,222)       (2,163,816)
         Other income tax                                                         2,500             6,029
                                                                          -------------     -------------
         Income tax paid in current period                                        2,500             6,029
         Net change in deferred income tax liabilities (assets)
               Investment tax credits                                        (2,573,210)       (2,268,492)
               Temporary differences                                            476,739          (496,212)
               Valuation allowances                                           2,758,582         4,865,608
                                                                          -------------     -------------
         Income tax expense                                               $     664,611     $   2,106,933
                                                                          =============     =============

     c. Deferred income tax assets (liabilities) consist of the following:

                                                             June 30
                                                     -------------------------------
                                                         2003              2002
                                                     -------------     -------------
        Current:
              Investment tax credits                 $   3,320,000     $   4,547,082
                                                     =============     =============

        Noncurrent:
              Investment tax credits                 $  25,820,863     $  21,778,871
              Temporary differences                     (4,042,580)       (1,997,543)
              Valuation allowances                     (12,600,723)       (7,907,244)
                                                     -------------     -------------
                                                     $   9,177,560     $  11,874,084
                                                     =============     =============

     d. Integrated income tax information:

        The balances of the imputation credit account (ICA) as of June 30, 2003 and 2002 were NT$14,748 thousand and NT$2,543 thousand, respectively.

        The actual creditable ratio for 2002 and 2001 were 0.08% and 0.04%, respectively.

     e. As of June 30, 2003 and 2002, there was no unappropriated retained earnings generated before December 31, 1997.

     f. As of June 30, 2003, investment tax credits consist of the following:

                                                                     Total          Remaining
                                                                   Creditable       Creditable    Expire
             Regulation                       Items                 Amounts          Amounts       Year
        ---------------------        ------------------------    -------------    -------------   ------
        Statute for Upgrading        Purchase of machinery       $   4,767,347    $   1,798,490    2003
          Industries                   and equipment                 8,210,558        8,210,558    2004
                                                                     3,814,363        3,814,363    2005
                                                                     4,905,920        4,905,920    2006
                                                                       332,338          332,338    2007
                                                                 -------------    -------------

                                                                 $  22,030,526    $  19,061,669
                                                                 =============    =============


        Statute for Upgrading        Research and development    $     671,545    $     376,600    2003
          Industries                   expenditures                  1,974,321        1,974,321    2004
                                                                     3,111,472        3,111,472    2005
                                                                     3,322,453        3,322,453    2006
                                                                       836,277          836,277    2007
                                                                 -------------    -------------

                                                                 $   9,916,068    $   9,621,123
                                                                 =============    =============

        Statute for Upgrading        Personnel training          $      16,108    $      16,108    2003
          Industries                                                    43,265           43,265    2004
                                                                        28,886           28,886    2005
                                                                        27,311           27,311    2006
                                                                 -------------    -------------

                                                                 $     115,570    $     115,570
                                                                 =============    =============

        (Forward)

                                                                     Total          Remaining
                                                                   Creditable       Creditable    Expire
             Regulation                       Items                 Amounts          Amounts       Year
        ---------------------        ------------------------    -------------    -------------   ------
        Statute for Upgrading        Reputation setting
          Industries                                             $         318    $         318    2003
                                                                 =============    =============

        Statute for Upgrading        Investments in important    $       5,420    $           -    2003
          Industries                   technology based                203,319          203,319    2004
                                       enterprise                      138,864          138,864    2005
                                                                 -------------    -------------

                                                                 $     347,603    $     342,183
                                                                 =============    =============

     g. The sales generated from the following expansion and construction of the Company's manufacturing plants are exempt from income tax during the period specified:

                                                                                  Tax-Exemption Period
                                                                                  --------------------
        Construction of Fab 6                                                         2001 to 2004
        Construction of Fab 8 - module B                                              2002 to 2005
        Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6           2003 to 2006

     h. The tax authorities have examined income tax returns of the Company through 1999. However, the Company is contesting the assessment by the tax authority for 1992, 1993, 1996, 1997 and 1998.

14.  LABOR COST, DEPRECIATION AND                                       Six Months Ended June 30, 2003
     AMORTIZATION EXPENSE                                        --------------------------------------------
                                                                                 Classified as
                                                                 Classified as     Operating
                                                                 Cost of Sales      Expense         Total
                                                                 -------------   -------------  -------------
     Labor cost
        Salary                                                   $   3,421,909   $   1,469,436  $   4,891,345
        Labor and health insurance                                     223,533         112,100        335,633
        Pension                                                        207,039         103,983        311,022
        Other                                                           88,871          47,921        136,792
     Depreciation                                                   27,768,264       1,152,407     28,920,671
     Amortization                                                      755,793       1,190,504      1,946,297
                                                                 -------------   -------------  -------------

                                                                 $  32,465,409   $   4,076,351  $  36,541,760
                                                                 =============   =============  =============

                                                                        Six Months Ended June 30, 2002
                                                                 --------------------------------------------
                                                                                 Classified as
                                                                 Classified as     Operating
                                                                 Cost of Sales      Expense         Total
                                                                 -------------   -------------  -------------
     Labor cost
        Salary                                                   $   3,259,941   $   1,541,307  $   4,801,248
        Labor and health insurance                                     191,383          95,774        287,157
        Pension                                                        190,790          95,503        286,293
        Other                                                           84,610          65,535        150,145
     Depreciation                                                   24,413,797       1,301,769     25,715,566
     Amortization                                                      312,449         938,054      1,250,503
                                                                 -------------   -------------  -------------

                                                                 $  28,452,970   $   4,037,942  $  32,490,912
                                                                 =============   =============  =============

15.  SHAREHOLDERS' EQUITY

     The Company has 369,019 thousand ADSs issued on the New York Stock Exchange as of June 30, 2003. The number of common shares represented by the ADSs is 1,845,097 thousand shares (one ADS represents five common shares).

     On June 3, 2003, the Board of Director approved the Company's sponsorship of the offer by certain existing shareholders of up to 450,000 thousand common shares in the form of ADSs. The resolution to sponsor the offering of common shares in the form of ADSs has been approved by the SFC on June 30, 2003. The offering is still in process as of July 15, 2003.

     Capital surplus can only be used to offset a deficit under the ROC Company Law. However, the components of capital surplus generated from donations (donated capital) and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, and the purchase of treasury stock) can be transferred to capital as stock dividends.

     The Company's Articles of Incorporation provide that the following shall be appropriated from annual net income if in excess of any cumulative deficit:

     a. 10% legal reserve;

     b. Special reserve in accordance with relevant laws or regulations;

     c. Remuneration to directors and supervisors and bonus to employees equals to 0.3% and at least 1% of the remainder, respectively. Individuals eligible for the employee bonus may include employees of affiliated companies as approved by the board of directors or a representative of the board of directors; and

     d. The appropriation of any remaining balance shall be approved by the shareholders.

     Dividends are distributed in cash, shares of common stock or a combination of cash and common stock. Distributions of profits are preferably made in the form of stock dividend. The total of cash dividends paid in any given year may not exceed 50% of total dividends distributed.

     Any appropriations of net income shall be approved at the shareholders' meeting in the following year and are recorded in the financial statement in the year of shareholder approval.

     The appropriation for legal reserve shall be made until the reserve is equal to the aggregate par value of the Company's outstanding capital stock. The reserve can only be used to offset a deficit or distribute as dividend up to half of the reserve balance when the reserve balance has reached 50% of the aggregate par value of the outstanding capital stock of the Company.

     The appropriations of the earnings of 2002 and 2001 were approved in the shareholders' meeting on June 3, 2003 and May 7, 2002, respectively. The appropriations and dividend per share are as follows:

                                                                                                     Dividend Per Share
                                                                  Appropriation of Earnings                (NT$)
                                                               -------------------------------  ----------------------------
                                                                For Fiscal        For Fiscal     For Fiscal     For Fiscal
                                                                 Year 2002         Year 2001      Year 2002      Year 2001
                                                               -------------     -------------  -------------  -------------
     Legal reserve                                             $   2,161,029     $   1,448,317      $    -         $    -
     Special reserve                                                  68,945          (349,941)          -              -
     Bonus paid to employees - in stock                            1,539,013         1,070,783           -              -
     Preferred stock dividend - in cash                              455,000           455,000        0.35           0.35
     Common stock dividend - in stock                             14,898,309        16,832,553        0.80           1.00
     Remuneration to directors and supervisors - in cash              58,485           133,848           -              -
                                                               -------------     -------------

                                                               $  19,180,781     $  19,590,560
                                                               =============     =============

     The above appropriation of the earnings in fiscal year 2002 and 2001 is consistent with the resolution of the meetings of board of directors on March 4, 2003 and March 26, 2002, respectively. If the above employee bonus and remuneration to directors and supervisors were paid in cash and charged against income for 2002 and 2001, the basic earnings per share for the years ended December 31, 2002 and 2001 would decrease from NT$1.14 to NT$1.05 and NT$0.83 to NT$0.76, respectively. The shares distributed as a bonus to employees represented 0.83% and 0.64% of the Company's total outstanding common shares as of December 31, 2002 and 2001, respectively.

     The above information associated with the appropriations of bonus to employees and remuneration to directors and supervisors is available at Market Observation System website.

     A special reserve equivalent to the debit balance of any account shown in the shareholder's equity section of the balance sheet (except for the recorded cost of treasury stock held by subsidiaries), shall be made from unappropriated retained earnings pursuant to existing regulations promulgated by the Securities and Futures Commission. The special reserve is allowed to be appropriated to the extent that the debit balance of such accounts is reversed.

     Under the Integrated Income Tax System that became effective on January 1, 1998, ROC resident shareholders are allowed a tax credit for the income tax paid by the Company on earnings generated on or after January 1, 1998. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit allocated to each shareholder.

     On June 25, 2002, the SFC approved the Company's Employee Stock Option Plan ("the Plan"). The Plan provides qualified employees with 100,000 thousand units of option rights with each unit representing one common share of stock. The option rights are valid for 10 years and are exercisable at certain percentages subsequent to the second anniversary of issuance. Under the terms of the Plan, the option rights are granted at an exercise price equal to the closing price of the Company's common shares listed on Taiwan Stock Exchange at the date of grant. Information as of June 30, 2003 with respect to stock option rights activities under the Plan is as follows:

                                                Option Rights         Outstanding Option Rights
                                                                   --------------------------------
                                                Available for        Number of
                                                    Grant          Option Rights     Exercise Price
                                                (In Thousand)      (In Thousand)          (NT$)
                                                -------------      -------------     --------------
     Balance, January 1, 2003                       80,631             19,369          51.0-53.0
           Options granted                         (21,792)            21,792          41.6-58.5
           Options cancelled                           600               (600)         41.6-58.5
                                                   -------            -------

     Balance, June 30, 2003                         59,439             40,561
                                                   =======            =======

     The Company issued 1,300,000 thousand shares of unlisted Series A - preferred stock to certain investors on November 29, 2000. The following are the rights of the preferred shareholders and the related terms and conditions:

     Preferred Shareholders

     a. Are entitled to receive cumulative cash dividends at an annual rate of 3.5%.

     b. Are not entitled to receive any common stock dividends (whether declared out of unappropriated earnings or capital surplus).

     c. Have priority over the holders of common shares to the assets of the Company available for distribution to shareholders upon liquidation or dissolution. However, the pre-emptive rights to the assets shall not exceed the issue value of the shares.

     d.  Have voting rights similar to that of the holders of common shares.

     e. Have no right to convert their shares into common shares. The preferred shares are to be redeemed within thirty months from the date of issuance. The preferred shareholders have the aforementioned rights and the Company's related obligations remain the same until the preferred shares are redeemed by the Company.

     All the preferred stocks were redeemed at par value and retired on May 29, 2003.

16.  TREASURY STOCK (COMMON STOCK)

                                                                              (Shares in Thousand)
                                                          Beginning                      Ending
                     Purpose of Purchase                   Shares    Increase  Decrease  Shares
     ---------------------------------------------------  ---------  --------  --------  ------
     Six months ended June 30, 2003
     ------------------------------

     Reclassification of parent company stock held by
       subsidiaries from short/long-term investment         42,001          -        40  41,961
                                                            ======   ========  ========  ======

     Six months ended June 30, 2002
     ------------------------------

     Reclassification of parent company stock held by
       subsidiaries from short/long-term investment         39,270      3,818     1,087  42,001
                                                            ======   ========  ========  ======

     Proceeds from the sale of treasury stock for the six months ended June 30, 2003 and 2002 were NT$1,876 thousand and NT$96,501 thousand, respectively. As of June 30, 2003 and 2002, the book value of the treasury stock was NT$1,922,049 thousand and NT$1,914,700 thousand; the market value was NT$2,463,723 thousand and NT$3,120,392 thousand, respectively. Capital stock held by a subsidiary as an investment is recorded as treasury stock with the holder having the same rights as other common shareholders.

17.  EARNINGS PER SHARE (EPS)

     Earnings per share (EPS) is computed as follows:


                                                                                                           EPS (NT$)
                                                              Amounts (Numerator)                       ----------------
                                                            --------------------------     Shares       Before     After
                                                              Before         After     (Denominator)    Income    Income
                                                            Income Tax     Income Tax    (Thousand)       Tax       Tax
                                                            ----------     ----------  -------------    ------    ------
     Six months ended June 30, 2003
     ------------------------------

     Net income                                             $16,752,445    $16,087,834
     Less - preferred stock dividends                          (184,493)      (184,493)
                                                            -----------    -----------

     Basic and diluted earnings per share
         Income available to common shareholders            $16,567,952    $15,903,341    20,221,270    $ 0.82    $ 0.79
                                                            ===========    ===========   ===========    ======    ======

     Six months ended June 30, 2002
     ------------------------------

     Net income                                             $18,004,284    $15,897,351
     Less - preferred stock dividends                          (227,500)      (227,500)
                                                            -----------    -----------


     Basic and diluted earnings per share
         Income available to common shareholders            $17,776,784    $15,669,851    20,220,835    $ 0.88    $ 0.77
                                                            ===========    ===========    ==========    ======    ======

     The potential common shares from the employee stock option plan (see Note
     15) are included in the denominator of the diluted earning-per-share computation but such shares result in a non-dilutive per share amount by using the treasury stock method under the Statement of Financial Accounting Standards No. 24, "Earnings Per Share". The average number of shares outstanding for EPS calculation has been adjusted retroactively for issuance of stock dividends and stock bonuses. The retroactive adjustment caused the basic EPS before income tax and after income tax for the six months ended June 30, 2002 to decrease from NT$0.96 to NT$0.84 and NT$0.88 to NT$0.77 , respectively.

18.  RELATED PARTY TRANSACTIONS

     The Company engages in business transactions with the following related parties:

     a. Industrial Technology Research Institute (ITRI); the Chairman of the Company is one of its directors

     b.  Philips Electronics N.V. (Philips); a major shareholder of the Company

     c.  Subsidiaries

         TSMC - North America
         TSMC - Europe
         TSMC - Japan
         TSMC International

     d.  Investees

         VIS
         SSMC
         GUC

     e.  Indirect subsidiaries

         WaferTech, LLC (WaferTech)
         TSMC Technology

     The transactions with the aforementioned parties in addition to those disclosed in other Notes, are summarized as follows:

                                                                  Six Months Ended June 30
                                                      ------------------------------------------------
                                                               2003                      2002
                                                      ----------------------    ----------------------
                                                         Amount           %        Amount           %
                                                      -------------     ----    -------------     ----
     For the period
     --------------
     Sales
         TSMC - North America                         $  52,570,870       58    $  47,926,681       58
         Philips and its affiliates                       1,396,502        2        1,293,472        2
         GUC                                                343,507        -                -        -
         ITRI                                                24,634        -           31,227        -
         SSMC                                                   874        -            6,374        -
         VIS                                                      -        -           91,810        -
         WaferTech                                                -        -              964        -
                                                      -------------     ----    -------------     ----

                                                      $  54,336,387       60    $  49,350,528       60
                                                      =============     ====    =============     ====

     Purchases
         WaferTech                                    $   4,669,299       32    $   5,973,798       46
         SSMC                                             2,676,309       19          988,288        7
         VIS                                              2,286,535       16        1,663,520       13
                                                      -------------     ----    -------------     ----

                                                      $   9,632,143       67    $   8,625,606       66
                                                      =============     ====    =============     ====

     (Forward)

                                                                  Six Months Ended June 30
                                                      ------------------------------------------------
                                                               2003                      2002
                                                      ----------------------    ----------------------
                                                         Amount           %        Amount           %
                                                      -------------     ----    -------------     ----
     Rental expense - ITRI                            $           -        -    $      40,401        6
                                                      =============     ====    =============     ====

     Manufacturing expenses
           Philips - technical assistance fee         $   1,493,877        3    $   1,455,853        3
                                                      =============     ====    =============     ====

     Marketing expenses
           TSMC - Japan (commission)                  $      63,642       10    $     105,856       18
           TSMC - Europe (commission)                        47,577        7           79,445       13
                                                      -------------     ----    -------------     ----

                                                      $     111,219       17    $     185,301       31
                                                      =============     ====    =============     ====

     Sale of property, plant, and equipment - VIS     $       8,098        1    $           -        -
                                                      =============     ====    =============     ====

     Non-operating income and gain
           SSMC (mainly technical service income)     $      54,811        6    $      46,804        5
           VIS                                                  271        -                -        -
           WaferTech                                             81        -            1,001        -
                                                      -------------     ----    -------------     ----

                                                      $      55,163        6    $      47,805        5
                                                      =============     ====    =============     ====

     At end of the period
     --------------------

     Receivables
           TSMC - North America                       $  14,490,662       96    $  12,716,601       98
           Philips and its affiliates                       508,535        3          253,311        2
           GUC                                              149,441        1                -        -
           SSMC                                              12,998        -           42,623        -
           ITRI                                              11,480        -            9,135        -
           TSMC Technology                                    5,842        -            7,310        -
           VIS                                                5,467        -           42,695        -
           WaferTech                                          2,565        -              953        -
                                                      -------------     ----    -------------     ----

                                                      $  15,186,990      100    $  13,072,628      100
                                                      =============     ====    =============     ====

     Payables
           Philips and its affiliates                 $   1,160,377       32    $     651,425       22
           VIS                                              996,832       28        1,165,292       39
           WaferTech                                        930,867       26        1,083,633       36
           SSMC                                             395,253       11           11,146        -
           TSMC - Europe                                     35,695        1           49,694        2
           TSMC - Japan                                      35,242        1           30,897        1
           TSMC - North America                              29,140        1           12,286        -
           TSMC Technology                                    7,611        -           10,062        -
                                                      -------------     ----    -------------     ----

                                                      $   3,591,017      100    $   3,014,435      100
                                                      =============     ====    =============     ====

     Refundable deposits - VIS                        $     349,204       93    $     550,660       95
                                                      =============     ====    =============     ====

     Except for TSMC - North America and WaferTech, sales to related parties are based on normal selling prices and collection terms. The payables to WaferTech represent the purchase of finished goods. The purchase prices of finished goods were determined in accordance with the related contractual agreements. The selling prices to TSMC - North America are approximately 99% of the comparable selling prices to third parties and the payment terms are thirty days from the date of invoice, which is not significantly different from payment terms with third parties.

19.  SIGNIFICANT LONG-TERM OPERATING LEASES

     The Company leases land from the Science-Based Industrial Park Administration where its Fab 2 through Fab 14 manufacturing facilities reside. These agreements expire on various dates from March 2008 to December 2020 and have annual rent payments aggregating NT$225,576 thousand. The agreements can be renewed upon their expiration.

     Future remaining lease payments are as follows:

              Year                                                     Amount
     ----------------------                                         ------------

     July to December, 2003                                         $    112,788
     2004                                                                225,576
     2005                                                                225,576
     2006                                                                225,576
     2007                                                                225,576
     2008                                                                201,533
     2009 and thereafter                                               1,540,880
                                                                    ------------

                                                                    $  2,757,505
                                                                    ============

20.  SIGNIFICANT COMMITMENTS AND CONTINGENCIES

     The significant commitments and contingencies as of June 30, 2003 are as follows:

     a. Under a Technical Cooperation Agreement with Philips, as amended on May 12, 1997, the Company shall pay technical assistance fees at a percentage of net sales (as defined in the agreement) of certain products. The agreement shall remain in force through July 8, 2007 and may be automatically renewed for successive periods of three years thereafter. Under the amended agreement, starting from the fifth anniversary date of the amended agreement, the fees are subject to reduction by the amounts the Company pays to any third party for settling any licensing/infringement disputes, provided that the fees to be paid after reduction will not be below a certain percentage of the net sales.

     b. Subject to certain equity ownership and notification requirements, Philips and its affiliates can avail themselves each year of up to 30% of the Company's production capacity.

     c. Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA.

     d. Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers who have made guarantee deposits to the Company. As of June 30, 2003, the Company received a total of US$34,293 thousand of guarantee deposits.

     e. Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company "SSMC" for the purpose of constructing an integrated circuit foundry in Singapore, and allow the Company to invest in 32% of SSMC's capital. The Company and Philips committed to buy a specific percentage of the production capacity of SSMC. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

     f. The Company provides technical services to SSMC under a Technical Cooperation Agreement (the "Agreement") entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling prices of certain products sold by SSMC. The Agreement remains in force for ten years and is automatically renewed for successive periods of five years unless pre-terminated by either party under certain conditions.

     g. The Company provided guarantees on loans amounting to US$200,000 thousand, US$40,000 thousand and US$440,000 thousand for TSMC Development, Inc., TSMC - North America and WaferTech, respectively.

     h. Under a Technology Transfer Agreement ("TTA") with National Semiconductor Corporation ("National") entered into on June 27, 2000, the Company shall receive payments for license of certain technology to National. The agreement will remain in force for ten years and will be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the termination agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request additional technology transfers under the same terms and conditions as the terminated TTA through January 2008.

     i. The Company entered into a Manufacturing Agreement with VIS. VIS agrees to reserve certain production capacity for the Company to manufacture certain logic devices or other technologies required by the Company's customers at selling prices agreed upon by the parties. The Company paid NT$1,200,000 thousand to VIS as a guarantee deposit. VIS shall return portions of the guarantee deposit without any interest to the Company upon reaching certain levels of purchase commitment by the Company. The contract will remain in force for five years. As of June 30, 2003, the refundable deposit was NT$349,204 thousand.

     j. Starting from 2001, the Company entered into several license arrangements for certain semiconductor patents. The terms of the contracts range from five to ten years with payments to be paid in the form of royalties over the term of the related contracts. The Company has recorded the related amounts as a liability and a deferred charge to be amortized to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

     k. In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Motorola, Inc. and ST Microelectronic to jointly develop 90-nanometer to 65-nanometer advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project.

     l. The Company entered into investment related agreements with Shanghai Songjiang District People's Government on June 8, 2003. Subject to the ROC government's approval and market demands, the Company contemplates establishing semiconductor fabs in Shanghai Songjiang Science and Technology Park.

     m. Unused letter of credits as of June 30, 2003 were NT$6,480 thousand, US$94 thousand, EUR150 thousand and S$85 thousand.

     n. As of June 30, 2003, unused credit lines for short-term loans were NT$9,930,000 thousand and US$327,000 thousand.

21.  ADDITIONAL DISCLOSURES

     Following are the additional disclosures required by the SFC for TSMC and investees:

     a.  Financing provided: Please see Table 1 attached;

     b.  Endorsement/guarantee provided: Please see Table 2 attached;

     c.  Marketable securities held: Please see Table 3 attached;

     d. Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

     e. Acquisition of individual real estate at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

     f. Disposal of individual real estate at prices of at least NT$100 million or 20% of the paid-in capital: None;

     g. Total purchase from or sale to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

     h. Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

     i. Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

     j.  Financial instrument transactions:

         1)  Derivative financial instruments

             The Company entered into derivative financial instrument transactions for the six months ended June 30, 2003 and 2002 to manage exposures related to exchange rate fluctuations on foreign-currency denominated receivables or payables, and interest rate fluctuations. The purpose is to manage market price risks. Certain information on these contracts as of June 30, 2003 is as follows:

             a) Outstanding forward exchange contracts as of June 30, 2003 are as follows:

                  Financial                               Contract Amount (Nominal)
                 Instruments             Period             Amount) (in Thousand)   Credit Risk
                 -----------   -------------------------- ------------------------- -----------
                     Sell      July 2003 to December 2003  US$1,290,000  (US$/NT$)       -

                     Buy       July 2003                   EUR   14,000  (EUR/US$)       -

                               July 2003 to August 2003    JPY6,580,435  (JPY/US$)       -

                 As of June 30, 2003, receivables from forward exchange contracts (included in the "other financial assets" account) aggregate approximately NT$16,548 thousand, and payables from forward exchange contracts (included in the "other current liabilities" account) aggregate approximately NT$160,523 thousand. Net exchange loss for the six months ended June 30, 2003 was NT$144,011 thousand.

                 The above forward exchange contracts are entered into for the purpose of managing currency exposures in the following foreign currency-denominated net assets/liabilities:

                     Net Assets                              As of June 30, 2003
                 -------------------                         -------------------

                 Accounts receivable                           US$     721,194
                 Accounts payable                              JPY   8,040,071
                 Accounts payable                              EUR      35,703

             b)  Interest rate swaps

                 The Company entered into interest rate swap contracts to hedge exposures from rising interest rates on its floating rate long-term loans. Interest expense on these transactions for the six months ended June 30, 2003 was NT$114,111 thousand. Outstanding contracts as of June 30, 2003 were as follows:

                                                                Contract Amount
                 Contract Date             Period                (In Thousand)    Credit Risk
                 -------------  -----------------------------   ---------------  -------------
                 June 26, 1998  July 6, 1998 to July 6, 2003     NT$1,000,000          -
                 July 1, 1999   July 1, 1999 to June 28, 2004    US$    8,571          -

           c)  Option contracts

               The Company entered into foreign currency option contracts to hedge risks of exchange rate fluctuations arising from its anticipated U.S. dollar cash receipts from its export sales or its Japanese currency obligations for purchases of machinery and equipment.

               Outstanding option contracts as of June 30, 2003 were as follows:

                                               Contract
                                                Amount       Book     Credit
                  Type         Contract      (In Thousand)   Value     Risk    Strike Price     Maturity
               ---------   ----------------- ------------- --------- -------- -------------- --------------
               European    Put option bought    US$45,000  NT$     -       -   32.915-33.077 2003/7- 2003/8
                                                                                 (US$/NT$)

               European    Put option bought    US$19,000  NT$   772       -      117-119     2003/7-2003/9
                                                                                 (US$/JPY)

               For the six months ended June 30, 2003, the Company recognized premium income of NT$50,273 thousand and premium expense of NT$146,921 thousand.

           d)  Transaction risk

               i) Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposures related to the potential default by those counter-parties are low.

               ii) Market price risk. All derivative financial instruments are intended as hedges for fluctuations in currency exchange rates on the Company's foreign currency denominated receivables or payables and interest rate fluctuations on its floating rate long-term loans. Gains or losses from forward exchange contracts are likely to be offset by gains or losses from the hedged receivables and payables. Interest rate risks are also controlled as the expected cost of capital is fixed. Thus, market price risks are believed to be minimal.

               iii) Liquidity and cash flow risk and uncertainty of amount and term of future cash demand.

                     As of June 30, 2003, the Company's future cash demand for outstanding forward exchange contracts, interest rate swaps and option contracts are as follows:

                                                                     Forward Exchange Contracts
                                                                -------------------------------------
                            Term                                      Inflow               Outflow
                     -------------------                        ------------------     --------------
                                                                  (In Thousand)         (In Thousand)
                     Within one year                            NT$     44,545,275     US$  1,362,132
                                                                EUR         14,000                  -
                                                                JPY      6,580,435                  -

               The Company has sufficient operating capital to meet the above cash demand. The interest rate of the interest rate swaps has taken the Company's cost of capital into account. In addition, the exchange rates of forward foreign exchange contracts and option contracts are fixed. Therefore, there is no material fund raising risk and cash flow risk.

     2)   Fair value of financial instruments:

                                                                    June 30, 2003               June 30, 2002
                                                             -------------------------   --------------------------
                                                              Carrying                    Carrying
                                                               Amount      Fair Value      Amount       Fair Value
                                                             ----------   ------------   -----------   ------------
          Non-derivative financial instruments
          ------------------------------------
          Assets
               Cash and cash equivalents                     $66,546,050   $66,546,050   $66,385,580    $66,385,580
               Short-term investments                          3,054,050     3,057,705             -              -
               Receivables from related parties (excluding
                 credit balance of long-term investments      15,186,990    15,186,990    13,072,628     13,072,628
               Notes and accounts receivable                  12,848,196    12,848,196    12,150,704     12,150,704
               Other financial assets                            798,672       798,672     2,078,966      2,078,966
               Long-term investments (including credit
                 balances of long-term investments)           35,121,987    38,358,044    36,655,574     46,481,900
               Refundable deposits                               375,715       375,715       577,552        577,552
          Liabilities
               Payables to related parties                     3,591,017     3,591,017     3,014,435      3,014,435
               Accounts payable                                5,154,006     5,154,006     5,407,261      5,407,261
               Payables to contractors and equipment
                 suppliers                                     6,559,597     6,559,597    16,881,543     16,881,543
               Bonds payable (includes current portion)       35,000,000    35,838,341    44,000,000     44,755,325
               Other long-term payable (including current
                 portion)                                      5,074,120     5,074,120     1,470,000      1,470,000
               Guarantee deposits                              1,225,310     1,225,310     6,620,526      6,620,526

          Derivative financial instruments
          --------------------------------

          Forward exchange contracts (buy)                       (39,769)      (39,560)      (86,940)       (11,110)
          Forward exchange contracts (sell)                     (104,205)      (65,798)      842,073      1,147,839
          Interest rate swaps                                        986       (22,130)       23,652       (289,227)
          Option                                                     772       (87,415)       17,446         27,791

          Fair values of financial instruments were determined as follows:

          a) The carrying amounts reported in the balance sheets for cash and cash equivalents, notes and accounts receivable, other financial assets, accounts payable, payables to contractors and equipment suppliers are approximate to their fair values.

          b) Fair value of short-term and long-term investments is based on quoted market prices. If quoted market prices are unavailable, fair value is based on net asset value or book value of investment.

          c) Fair value of refundable deposits and guarantee deposits is based on carrying values.

          d) The fair value of bonds payable is the quoted market value. Fair value of other long-term payable is equivalent to its carrying value.

          e) Fair value of derivative financial instruments is the estimated net receivable or (payable) if the contracts are terminated on the relevant balance sheet date.

               The fair values of non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.

          3)   Investment in Mainland China:

               The Company filed an investment project with the Investment Commission of MOEA to establish a foundry in Mainland China. On February 27, 2003, the authority approved phase one of the foregoing project and permitted direct investment in establishing TSMC - Shanghai. The Company entered into an investment related agreement with Shanghai Songjiang District People's Government on June 8, 2003. (See Note 20 l.) As of July 15, 2003, TSMC-Shanghai has not been established.

                                                                         TABLE 1

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                               FINANCING PROVIDED
                     For the Six Months Ended June 30, 2003
      (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

------------------------------------------------------------------------------------------------------------------------------


                                                    Maximum
                                                Balance for the
                                     Financial       Period      Ending Balance            Financial               Reasons For
                                     Statement      (US$ in         (US$ in      Interest   Reasons   Transaction  Short-term
 No.  Financing Name  Counter-Party   Account      Thousand)       Thousand        Rate     (Note 1)    Amounts     Financing

------------------------------------------------------------------------------------------------------------------------------
  1        TSMC           TSMC         Other      $  541,551        $  541,551     4,25%       2         $   -     Operating
       International   Technology   receivables  (US$ 15,646)      (US$ 15,646)                                     capital
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Collateral                           Financing
                     --------------------------                    Company's
                                                Financing Limit    Financing
                                                   for Each      Amount Limits
      Allowance for                                Borrowing        (US$ in
 No.    Bad Debt           Item        Value        Company        Thousand
--------------------------------------------------------------------------------
  1       $   -                        $   -          N/A         $ 34,195,548
                                                                  (US $987,968)
                                                                    (Note 2)

--------------------------------------------------------------------------------

Note 1: The No. 2 represents that the short-term financing is necessary for the business.

Note 2: Not exceeding the issued capital of the Company.

                                                                         TABLE 2

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                         ENDORSEMENT/GUARANTEE PROVIDED
                     For the Six Months Ended June 30, 2003
      (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

-------------------------------------------------------------------------------------------------------------------------------
                                       Counter-Party
                            ------------------------------------  Limits on Each
                                                    Nature of     Counter-party's           Maximum
      Endorsement/Guarantee                        Relationship    Endorsement/     Balance for the Period   Ending Balance
 No.         Provider                Name            (Note 2)    Guarantee Amounts     (US$ in Thousand)    (US$ in Thousand)
-------------------------------------------------------------------------------------------------------------------------------
  0  TSMC                    TSMC Development           3       Not exceeding 10%          $ 6,922,400          $ 6,922,400
                                                                  of the net assets     (US$   200,000)      (US$   200,000)
                                                                  of TSMC, and also
                                                                  limiting to the
                                                                  issued capital of
                                                                  the transaction
                                                                  entity, unless
                                                                  otherwise
                                                                  approved by
                                                                  board of
                                                                  directors.

                             TSMC - North America       2                                  $ 1,384,480          $ 1,384,480
                                                                                        (US$    40,000)      (US$    40,000)
                             WaferTech                  3                                  $15,229,280          $15,229,280
                                                                                        (US$   440,000)      (US$   440,000)

-------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------
                           Ratio of Accumulated
      Value of Collateral  Amount of Collateral        Maximum
      Property, Plant and  to Net Equity of the  Collateral/Guarantee
           Equipment         Latest Financial     Amounts Allowable
 No.       (Note 3)              Statement            (Note 1)
----------------------------------------------------------------------
  0        $      -                2.32%             $ 74,565,393











                  -                0.46%

                  -                5.11%


----------------------------------------------------------------------

Note 1:  25% of the net assets as of June 30, 2003 of TSMC.

Note 2: The No. 2 represents a subsidiary in which TSMC holds directly over 50% of the equity interest.
         The No. 3 represents an investee in which TSMC holds directly and indirectly over 50% of the equity interest.

Note 3:  Promissory notes for collateral.

                                                                         TABLE 3

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

                           MARKETABLE SECURITIES HELD
                                  June 30, 2003
      (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

-------------------------------------------------------------------------------------------------




                                                          Relationship with  Financial Statement
  Held Company Name  Marketable Securities Type and Name     the Company           Account
-------------------------------------------------------------------------------------------------
TSMC                 Stock
                     -----
                     TSMC - North America                 Subsidiary        Long-term investment


                     TSMC - Europe                        Subsidiary        Long-term investment
                     TSMC - Japan                         Subsidiary        Long-term investment
                     VIS                                  Investee          Long-term investment
                     TSMC International                   Subsidiary        Long-term investment
                     TSMC Partners                        Subsidiary        Long-term investment



                     SSMC                                 Investee          Long-term investment
                     Emerging Alliance                    Subsidiary        Long-term investment
                     GUC                                  Investee          Long-term investment
                     Taiwan Mask Corp.                             -        Long-term investment
                     United Gas Co., Ltd.                          -        Long-term investment
                     Shin-Etsu Handotai Taiwan Co., Ltd.           -        Long-term investment
                     W.K. Technology Fund IV                       -        Long-term investment
                     Hon Tung Ventures Capital                     -        Long-term investment
                     Amkor Technology                              -        Long-term investment
                     Monolithic System Tech.                       -        Long-term investment

                     Certificate
                     -----------
                     Chi Cherng Investment                Investee          Long-term investment


                     Hsin Ruey Investment                 Investee          Long-term investment



                     Equity
                     ------
                     Crimson Asia Capital                          -        Long-term investment
                     Horizon Ventures                              -        Long-term investment

-------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                            June 30, 2003
                    -----------------------------------------------------------
                                                               Market Value or
                                Carrying Value                 Net Asset Value
                      Shares        (US$ in     Percentage of      (US$ in
  Held Company Name (Thousand)     Thousand)      Ownership       Thousand)                      Note
---------------------------------------------------------------------------------------------------------------------
TSMC

                       11,000   $      240,294       100       $       988,576  The treasury stocks in amounts of
                                                                                  NT$748,282 thousand are deducted
                                                                                  from the carry value.
                            -           10,990       100                10,990
                            6           91,333       100                91,334
                      787,016        3,848,018        28             4,942,459
                      987,968       21,954,303       100            21,954,303
                          300        3,931,378       100             4,187,070  The treasury stocks in amounts of
                                                                                  NT$255,692 thousand are deducted
                                                                                  from the carry value.

                          382        2,609,934        32             2,609,934
                            -          879,128        99               879,128
                       39,040          387,376        47               427,346
                        8,794           32,129         2               162,421
                       16,783          193,584        11               264,996
                       10,500          105,000         7               135,431
                        5,000           50,000         2                50,000
                        8,392           83,916        10                72,211
                          505          280,748         -               203,826
                          470          104,289         2               140,377



                            -           38,514        36               497,078  The treasury stocks in amounts of
                                                                                  NT$458,564 thousand are deducted
                                                                                  from the carry value.
                            -           38,216        36               497,727  The treasury stocks in amounts of
                                                                                  NT$459,511 thousand are deducted
                                                                                  from the carry value.



                          N/A           47,385       N/A                47,385
                          N/A          195,452       N/A               195,452

---------------------------------------------------------------------------------------------------------------------

(Forward)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    June 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------


                         Marketable Securities Type       Relationship with   Financial Statement     Shares       Carrying Value
  Held Company Name             and Name                    the Company           Account           (Thousand)    (US$ in Thousand)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
TSMC - North America    Stock
                        -----
                        TSMC                            Parent company     Long-term investment     12,692           $   748,282

Chi Cherng Investment   Stock
                        -----
                        TSMC                            Parent company     Short-term investment    12,718               458,564

                        Certificate
                        -----------
                        Hsin Ruey Investment            Major shareholder  Long-term investment          -               896,275

Hsin Ruey Investment    Stock
                        -----
                        TSMC                            Parent company     Short-term investment    12,742               459,512
                        VIS                             -                  Short-term investment       350                 1,512

                        Certificate
                        -----------
                        Chi Cherng Investment           Major shareholder  Long-term investment          -               896,469

TSMC International      Stock
                        -----
                        InveStar                        Subsidiary         Long-term investment     45,000      US   $    44,025
                        InveStar II                     Subsidiary         Long-term investment     51,300      US   $    40,081
                        TSMC Development                Subsidiary         Long-term investment          1      US   $   547,355
                        TSMC Technology                 Subsidiary         Long-term investment          1     (US   $     7,594)
                        3DFX Interactive Inc.                    -         Long-term investment         68                     -
                        Marvell                                  -         Short-term investment     1,058      US   $     1,038
                        BOA Fund                                 -         Short-term investment         -      US   $    24,500

VIS                     Stock
                        -----
                        VIS Associates, Inc.            Subsidiary         Long-term investment     41,070             1,198,153

                        PowerChip Semiconductor, Inc.   Investee           Long-term investment    190,671             2,500,268
                        Etron Technology, Inc.          Investee           Long-term investment      4,859               216,852
                        Walsin Technology, Inc.         Investee           Long-term investment     34,551               302,559
                        MEGIC Corporation               Investee           Long-term investment     16,500               177,000
                        FormFactor, Inc.                Investee           Long-term investment        267                64,360
                        United Technology Co., Ltd.     Investee           Long-term investment      3,357                38,716

                        Bond fund
                        ---------
                        Yuan Da Duo Li #2                       -          Short-term investment    58,069               800,703
                        Jihsun                                  -          Short-term investment    46,730               600,000
                        Fu Hua                                  -          Short-term investment     4,015                50,000
                        Well Pool Bond Fund                     -          Short-term investment    88,140             1,050,000
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                             Market Value or
                                             Net Asset Value
                         Percentage of          (US$ in
  Held Company Name        Ownership            Thousand)                   Note
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
TSMC - North America
                                 -              $    729,804


Chi Cherng Investment
                                36                   731,287



                                64                   896,275


Hsin Ruey Investment
                                36                   732,657
                                 -                     2,198



                                64                   896,469


TSMC International
                                97            US$     44,025
                                97            US$     40,081
                               100            US$    547,355
                               100           (US$      7,594)
                                 -                         -
                                 1            US$     34,160
                                 -            US$     24,500


VIS
                               100                 1,198,153        The book value is net of allowance
                                                                      for valuation loss of long-term
                                                                      Investments, $28,397 thousand.

                                 7                 2,566,434
                                 2                   105,289
                                 8                   265,817
                                 9                   144,816
                                 1                   159,676
                                 2                    53,018



                                 -                   808,124
                                 -                   606,038
                                 -                    50,542
                                 -                 1,052,113
-----------------------------------------------------------------------------------------------------------
(Forward)

------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------


                               Marketable Securities Type            Relationship with  Financial Statement     Shares
  Held Company Name                    and Name                        the Company          Account           (Thousand)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
VIS Associates, Inc.           Stock
                               -----
                               VIS Investment Holding, Inc.          Subsidiary         Long-term investment          63

                               Equity
                               ------
                               Silicon Valley Equity Fund                    -          Long-term investment           -
                               Silicon Valley Equity Fund II                 -          Long-term investment           -

                               Equity certificate
                               ------------------
                               ABN AMRO Bank                                 -          Long-term investment       3,648

                               Fund
                               ----
                               Grand Palace Trust                            -          Long-term investment           -

VIS Investment Holding, Inc.   Stock
                               -----
                               VIS Micro, Inc.                        Subsidiary        Long-term investment         200

TSMC Development               Stock
                               -----
                               WaferTech                              Subsidiary        Long-term investment           -

TSMC Partners                  ADR
                               ---
                               TSMC                                   Parent company    Short-term investment        762

InveStar                       Stock
                               -----
                               PLX Technology, Inc.                          -          Short-term investment        357
                               Formfactor, Inc.                              -          Short-term investment        267
                               WGRD                                          -          Short-term investment         86
                               Programmable Microelectronics,                -          Long-term investment       1,580
                                 (Taiwan) Inc.
                               Divio, Inc.                                   -          Long-term investment          30
                               Global Testing Corp.                          -          Long-term investment      13,268
                               Chipstrate Technologies, Inc.                 -          Long-term investment       6,660
                               Richtek Technology Holding Corp.              -          Long-term investment       1,023
                               Advanced Power Electronics, Corp.             -          Long-term investment       2,750
                               Capella Microsystems, Inc.                    -          Long-term investment         542

                               Preferred stock
                               ---------------
                               Integrated Memory Logic, Inc.                 -          Long-term investment       1,831
                               Divio, Inc                                    -          Long-term investment         667
                               SiRF Technology Inc.                          -          Long-term investment         306
                               Capella Microsystems, Inc.                    -          Long-term investment       1,383
                               Sensory, Inc.                                 -          Long-term investment       1,404
                               LightSpeed Semiconductor Corporation          -          Long-term investment       2,252
                               Tropian, Inc.                                 -          Long-term investment       1,758
                               Sonics, Inc.                                  -          Long-term investment       2,686
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                              June 30, 2003
------------------------------------------------------------------------------------------------------------
                                                                      Market Value or
                                                                      Net Asset Value
                                Carrying Value       Percentage of       (US$ in
  Held Company Name            (US$ in Thousand)       Ownership         Thousand)             Note
------------------------------------------------------------------------------------------------------------
VIS Associates, Inc.

                                 US$     404           100             US$     404



                                 US$   3,157            34             US$   3,157
                                 US$   5,355            14             US$   5,362



                                 US$     663             -             US$     663



                                 US$   3,028           100             US$   3,028

VIS Investment Holding, Inc.

                                 US$     286           100             US$     286

TSMC Development

                                 US$ 314,435            99             US$ 314,435

TSMC Partners

                                 US$   7,357             -             US$   7,800

InveStar

                                 US$     693             -             US$     693
                                 US$   2,000             -             US$   2,000
                                 US$     514             -             US$     514
                                 US$     498             4            (US$     498)

                                 US$       3             -             US$       3
                                 US$   5,198            12             US$   5,198
                                 US$     302             1             US$     302
                                 US$     347             1             US$     347
                                 US$   1,351             3             US$   1,351
                                 US$      87             -             US$      87



                                 US$   1,221             -             US$   1,221
                                 US$     500             -             US$     500
                                 US$   1,333             -             US$   1,333
                                 US$     221             -             US$     221
                                 US$     312             -            (US$     312)
                                 US$     829             -            (US$     829)
                                 US$   2,334             -             US$   2,334
                                 US$   3,530             -             US$   3,530
------------------------------------------------------------------------------------------------------------
(Forward)

                                                                                                         ----------------


-------------------------------------------------------------------------------------------------------------------------

  Held Company Name      Marketable Securities Type and Name   Relationship with    Financial Statement       Shares
                                                                  the Company            Account            (Thousand)


-------------------------------------------------------------------------------------------------------------------------

                        Atheros, Inc.                                 -            Long-term investment       1,607
                        NanoAmp Solutions, Inc.                       -            Long-term investment         541
                        Monolithic Power Systems, Inc.                -            Long-term investment       2,521
                        Memsic, Inc.                                  -            Long-term investment       2,727
                        Reflectivity, Inc.                            -            Long-term investment       1,064
                        Signia Technologies, Inc.                     -            Long-term investment       3,000
                        Match Lab, Inc.                               -            Long-term investment       1,875
                        Oridus, Inc. (Creosys, Inc.)                  -            Long-term investment       1,500
                        Incentia Design Systems, Inc.                 -            Long-term investment         286
                        IP Unity                                      -            Long-term investment       1,008

InveStar II             Stock
                        -----
                        WGRD                                          -            Short-term investment         87
                        eChannel Option Holding, Inc.                 -            Long-term investment         358
                        Elcos Microdisplay Technology, Ltd.           -            Long-term investment         270
                        Signia Technologies, Inc.                     -            Long-term investment         351
                        Procoat Technology                            -            Long-term investment       3,500
                        Richtek Technology Corporation                -            Long-term investment         845
                        Programmable Microelectronics                 -            Long-term investment         487
                          (Taiwan), Inc.

                        Auden Technology MFG Co., Ltd.                -            Long-term investment         953
                        GeoVision, Inc.                               -            Long-term investment         180
                        EoNex Technologies, Inc.                      -            Long-term investment          55
                        Conwise Technology Co., Ltd.                  -            Long-term investment       2,800
                        Yi Yang Technology                            -            Long-term investment       2,800
                        Goyatek Technology, Inc.                      -            Long-term investment       1,740
                        TrendChip Technologies Corp.                  -            Long-term investment       2,000

                        Preferred stock
                        ---------------
                        Memsic, Inc.                                  -            Long-term investment       2,289
                        Oepic, Inc.                                   -            Long-term investment       4,997
                        NanoAmp Solutions, Inc.                       -            Long-term investment         250
                        Advanced Analogic Technology, Inc.            -            Long-term investment         948
                        Monolithic Power Systems, Inc.                -            Long-term investment         804
                        Ralink Technology, Inc.                       -            Long-term investment       1,833
                        Sonics, Inc.                                  -            Long-term investment       3,082
                        Newport Opticom, Inc.                         -            Long-term investment       1,157
                        Silicon Data, Inc.                            -            Long-term investment       2,000
                        Reflectivity, Inc.                            -            Long-term investment       1,596
                        Capella Microsystems, Inc.                    -            Long-term investment         800

-------------------------------------------------------------------------------------------------------------------------
(Forward)

                        ---------------------------------------------------------------------------
                                           June 30, 2003

---------------------------------------------------------------------------------------------------

  Held Company Name      Carrying Value   Percentage of      Market Value or            Note
                            (US$ in         Ownership        Net Asset Value
                            Thousand)                           (US$ in
                                                               Thousand)
---------------------------------------------------------------------------------------------------

                          US$   3,593         -               US$  3,593
                          US$     853         -               US$    853
                          US$   2,000         -               US$  2,000
                          US$   1,500         -               US$  1,500
                          US$     856         -               US$    856
                          US$     203         -               US$    203
                          US$     750         -               US$    750
                          US$     300         -               US$    300
                          US$     343         -               US$    343
                          US$     982         -               US$    982

InveStar II

                          US$     441         -               US$    441
                          US$     251         -               US$    251
                          US$      27         -               US$     27
                          US$     101         -               US$    101
                          US$   1,951         4               US$  1,951
                          US$   1,010         2               US$  1,010
                          US$     102         -               US$    102


                          US$   1,122         2               US$  1,122
                          US$     130         -               US$    130
                          US$   2,992         -               US$  2,992
                          US$     971         -               US$    971
                          US$     971         -               US$    971
                          US$   1,795         -               US$  1,795
                          US$     867         -               US$    867
                                              -
                                              -

                          US$   1,560         -               US$  1,560
                          US$   1,317         -               US$  1,317
                          US$   1,000         -               US$  1,000
                          US$   1,261         -               US$  1,261
                          US$   1,946         -               US$  1,946
                          US$   1,506         -               US$  1,506
                          US$   3,082         -               US$  3,082
                          US$     602         -               US$    602
                          US$     750         -               US$    750
                          US$   1,077         -               US$  1,077
                          US$     128         -               US$    128

---------------------------------------------------------------------------------------------------
(Forward)

                                                                                                                 ---------------


--------------------------------------------------------------------------------------------------------------------------------
      Held Company Name      Marketable Securities Type and Name    Relationship with    Financial Statement         Shares
                                                                      the Company             Account               (Thousand)


--------------------------------------------------------------------------------------------------------------------------------
                            Angstron Systems, Inc.                          -            Long-term investment          1,567
                            Tropian, Inc.                                   -            Long-term investment          1,464
                            SiRF Technology Holdings, Inc.                  -            Long-term investment             20
                            LeadTONE Wireless, Inc.                         -            Long-term investment            680
                            Match Lab, Inc.                                 -            Long-term investment            313
                            eBest!, Inc.                                    -            Long-term investment            201
                            Kilopass Technologies, Inc.                     -            Long-term investment          3,887
                            Elcos Microdisplay Technology, Ltd.             -            Long-term investment          2,667
                            Fang Tek, Inc.                                  -            Long-term investment          5,556
                            Alchip Technologies Ltd.                        -            Long-term investment          2,125
--------------------------------------------------------------------------------------------------------------------------------

Emerging Alliance           Stock
                            -----
                            Global Investment Holding, Inc.           Investee           Long-term investment         10,000

                            Preferred stock
                            ---------------
                            Quake Technologies, Inc.                        -            Long-term investment            467
                            Pixim, Inc.                                     -            Long-term investment          1,924
                            Newport Opticom, Inc.                           -            Long-term investment            962
                            NetLogic Microsystems, Inc.                     -            Long-term investment            602
                            Ikanos Communication, Inc.                      -            Long-term investment          5,116
                            Quicksilver Technology, Inc.                    -            Long-term investment            902
                            Litchfield Communications                       -            Long-term investment          3,799
                            Mosaic Systems                                  -            Long-term investment          2,481
                            Accelerant Networks                             -            Long-term investment            441
                            Zenesis Technologies                            -            Long-term investment            861
                            Reflectivity, Inc.                              -            Long-term investment          1,596
                            Iridigm Display                                 -            Long-term investment            254
                            XHP Microsystem                                 -            Long-term investment          2,280
                            Axiom Microdevices, Inc.                        -            Long-term investment          1,000
                            Optichron                                       -            Long-term investment            714

--------------------------------------------------------------------------------------------------------------------------------

                            ---------------------------------------------------------------------

                                          June 30, 2003
-------------------------------------------------------------------------------------------------
      Held Company Name       Carrying Value   Percentage of    Market Value or         Note
                                 (US$ in         Ownership     Net Asset Value
                                 Thousand)                        (US$ in
                                                                  Thousand)
-------------------------------------------------------------------------------------------------
                                US$      750          -          US$     750
                                US$    2,000          -          US$   2,000
                                US$      131          -          US$     131
                                US$      131          -          US$     131
                                US$      125          -          US$     125
                                US$       81          -          US$      81
                                US$    2,000          -          US$   2,000
                                US$    3,500          -          US$   3,500
                                US$    2,000          -          US$   2,000
                                US$    1,700          -          US$   1,700
-------------------------------------------------------------------------------------------------

Emerging Alliance

                                     100,000          6              100,000



                                US$    1,000          1          US$     809
                                US$    2,500          3          US$   2,382
                                US$    1,000          6          US$     500
                                US$    1,850          1          US$   1,850
                                US$    2,572          3          US$   2,572
                                US$    2,338          4          US$   2,338
                                US$    1,000          6          US$      57
                                US$      500          6          US$      12
                                US$    1,000          1          US$     820
                                US$      500          4          US$     500
                                US$    1,500          5          US$   1,500
                                US$      502          2          US$     502
                                US$      750          6          US$     750
                                US$    1,000          5          US$   1,000
                                US$    1,000          6          US$   1,000

-------------------------------------------------------------------------------------------------

                                                                         TABLE 4

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

  MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST
                  NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
                     For the Six Months Ended June 30, 2003
      (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

--------------------------------------------------------------------------------------------------------------------
    Company Name   Marketable Securities Type and Name     Financial Statement     Counter-Party       Nature of
                                                                 Account                              Relationship


--------------------------------------------------------------------------------------------------------------------
TSMC              Stock
                  -----
                  Emerging Alliance                      Long-term investment    Emerging Alliance    Subsidiary
                  VIS                                    Long-term investment    VIS                   Investee

VIS               Bond fund
                  ---------
                  Kai Chi Kai Xuan                       Short-term investment                 -              -
                  NITC                                   Short-term investment                 -              -
                  Ta-Hua                                 Short-term investment                 -              -
                  Jihsun                                 Short-term investment                 -              -
                  Yuan Da Duo Li #2                      Short-term investment                 -              -

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
    Company Name      Beginning Balance            Acquisition                                Disposal
                   -------------------------------------------------------------------------------------------------------------
                      Shares       Amount       Shares       Amount        Shares        Amount       Carrying     Gain (Loss)
                     (Thousand)               (Thousand)                 (Thousand)                     Value      on Disposal
--------------------------------------------------------------------------------------------------------------------------------
TSMC

                             -   $  767,239           -   $  174,030             -     $       -     $       -       $     -
                       677,471    3,264,657     109,545      766,815             -             -             -             -

VIS

                             -            -      64,113      650,000             -             -             -             -
                             -            -       3,225      500,000         3,225       500,164       500,000           164
                             -            -      40,946      500,000        40,946       500,586       500,000           586
                             -            -      46,730      600,000             -             -             -             -
                             -            -      65,271      900,000             -             -             -             -

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------
    Company Name        Ending Balance
                  --------------------------
                      Shares        Amount
                    (Thousand)     (Note 1)
--------------------------------------------
TSMC

                            -   $  879,128
                      787,016    3,848,018

VIS

                            -            -
                            -            -
                            -            -
                       46,730      600,000
                       65,271      900,000

-------------------------------------------

Note 1: The ending balance included the recognition of the investment income
(loss) by the equity method, the cumulative translation adjustments and unrealized loss on long-term investments recognized in proportion of ownership percentage in subsidiaries.

                                                                         TABLE 5

        TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD. AND SUBSIDIARIES

    ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION
                          OR 20% OF THE PAID-IN CAPITAL
                     For the Six Months Ended June 30, 2003
      (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)


----------------------------------------------------------------------------------------------------------------------------
    Company Name  Types of   Transaction Date   Transaction         Payment Term                  Counter-party
                  Property                         Amount

----------------------------------------------------------------------------------------------------------------------------
TSMC              Fab 14    January 20, 2003    $ 180,665    By the construction progress    United Integrated Services


                  Fab 12    May 6, 2003           119,000    By the construction progress    United Integrated Services


                  Fab 12    June 17, 2003         134,500    By the construction progress    United Integrated Services


                  Fab 12    June 18, 2003         110,055    By the construction progress    Liquid Air Far East Co. Ltd.


----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
    Company Name   Nature of         Prior Transaction of Related Counter-party                  Price Reference   Purpose of
                  Relationship  --------------------------------------------------------------                    Acquisition
                                  Owner         Relationship    Transfer Date        Amount
----------------------------------------------------------------------------------------------------------------------------------
TSMC                   -           N/A              N/A              N/A               N/A        Public bidding   Manufacturing
                                                                                                                      purpose

                       -           N/A              N/A              N/A               N/A        Public bidding   Manufacturing
                                                                                                                      purpose

                       -           N/A              N/A              N/A               N/A        Public bidding   Manufacturing
                                                                                                                      purpose

                       -           N/A              N/A              N/A               N/A        Public bidding   Manufacturing
                                                                                                                      purpose

----------------------------------------------------------------------------------------------------------------------------------

-------------------------------
    Company Name   Other Terms


-------------------------------
TSMC                     None


                         None


                         None


                         None


-------------------------------

                                                                         TABLE 6

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

   TOTAL PURCHASE FROM OR SALE TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100
                      MILLION OR 20% OF THE PAID-IN CAPITAL
                     For the Six Months Ended June 30, 2003
      (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

-----------------------------------------------------------------------------------------------------------------
                                                                                              Transaction Details
   Company Name      Related Party             Nature of Relationship
                                                                      -------------------------------------------
                                                                       Purchase/Sale       Amount      % to
                                                                                                       Total
-----------------------------------------------------------------------------------------------------------------
TSMC               TSMC - North America         Subsidiary             Sales           $ 52,570,870      58
                   Philips and its affiliates   Major shareholder      Sales              1,396,502       2
                   GUC                          Investee               Sales                343,507       -
                   WaferTech                    Subsidiary             Purchases          4,669,299      32

                   SSMC                         Investee               Purchases          2,676,309      19
                   VIS                          Investee               Purchases          2,286,535      16


-----------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                         Abnormal Transaction              Note/Accounts Payable or
   Company Name                                                                                   Receivable
                 ------------------------------------------------------------------------------------------------------------- Note
                            Payment Terms               Unit Price  Payment Terms        Ending Balance    % to
                                                                                                           Total
------------------------------------------------------------------------------------------------------------------------------------
TSMC                  Net 30 days from invoice date       Note 1       Note 1             $14,490,662       95
                      Net 30 days from invoice date       None         None                   508,535        3
                      Net 30 days from invoice date       None         None                   149,441        1
                      Net 30 days from monthly            Note 1       Note 1                (930,867)      26
                        closing date
                      Net 30 days from invoice date       None         None                  (395,253)      11
                      Net 45 days from monthly            None         None                  (996,832)      28
                        closing date

------------------------------------------------------------------------------------------------------------------------------------

Note 1: Please refer to footnote 18 in the financial statements.

                                                                         TABLE 7

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

             RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST
                  NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
                                  June 30, 2003

      (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                      Overdue                Amounts
Company                          Nature of          Ending     Turnover  --------------------------------  Received in  Allowance
 Name        Related Party      Relationship       Balance       Rate      Amount    Action Taken           Subsequent   for Bad
                                                                                                              Period      Debts
---------------------------------------------------------------------------------------------------------------------------------

TSMC     TSMC - North America  Subsidiary         $14,490,662  42 days   $3,663,186  Accelerate demand on  $ 2,750,748  $       -
                                                                                     account receivables
         Philips and its       Major shareholder      508,535  56 days       77,014  Accelerate demand on       21,570          -
         affiliates                                                                  account receivables
         GUC                   Investee               149,441  51 days            -            -                70,582          -
---------------------------------------------------------------------------------------------------------------------------------

                                                                         TABLE 8

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.

         NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH
                  THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
                                  June 30, 2003

      (Amounts in Thousand New Taiwan Dollars, Unless Otherwise Specified)

----------------------------------------------------------------------------------------------------------------------------
                                                                          Original Investment    Balance as of June 30, 2003
                                                                                Amount
                                                                       -----------------------------------------------------
Investor  Investee            Location            Main Businesses       June 30,      June 30,     Shares     Percentage of
Company   Company                                  and Products           2003          2002     (Thousand)    Ownership
----------------------------------------------------------------------------------------------------------------------------
          TSMC -         San Jose,               Marketing and
TSMC      North America   California, U.S.A.      engineering support  $   333,178  $   333,178      11,000       100
                         Amsterdam,              Marketing and
          TSMC - Europe   The Netherlands         engineering support        2,960        2,960           -       100
                                                 Marketing and
          TSMC - Japan   Yokohama, Japan          engineering support       83,760       83,760           6       100
                                                 IC design and
          VIS            Hsin-Chu, Taiwan         manufacturing          8,119,816    6,503,640     787,016        28
          TSMC           Tortola,
           International  British Virgin Islands Investment             31,445,780   31,445,780     987,968       100
          Chi Cherng
           Investment    Taipei, Taiwan          Investment                300,000      300,000           -        36
          Hsin Ruey
           Investment    Taipei, Taiwan          Investment                300,000      300,000           -        36
                         Tortola,
          TSMC Partners   British Virgin Islands Investment                 10,350       10,350         300       100
          SSMC           Singapore               Manufacturing wafer     6,408,190    6,408,190         382        32
          Emerging
           Alliance      Cayman Islands          Investment              1,179,690    1,005,660           -        99
                                                 IC research,
          GUC            Hsin-Chu, Taiwan         development,             409,920      341,250      39,040        47
                                                  manufacturing,
                                                  testing and
                                                  marketing                           (Note 3)
-------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                        Carrying     Net Income     Investment
Investor  Investee            Location            Main Businesses        Value       (Loss) of      Gain (Loss)      Note
Company   Company                                  and Products         (Note 1)    the Investee     (Note 2)
----------------------------------------------------------------------------------------------------------------------------
          TSMC -         San Jose,               Marketing and
TSMC      North America   California, U.S.A.      engineering support  $   240,294   $    70,590   $    70,590   Subsidiary
                         Amsterdam,              Marketing and
          TSMC - Europe   The Netherlands         engineering support       10,990            10            10   Subsidiary
                                                 Marketing and
          TSMC - Japan   Yokohama, Japan          engineering support       91,333         1,134         1,134   Subsidiary
                                                 IC design and
          VIS            Hsin-Chu, Taiwan         manufacturing          3,848,018      (613,487)     (172,437)   Investee
          TSMC           Tortola,
           International  British Virgin Islands Investment             21,954,303      (204,832)     (204,832)  Subsidiary
          Chi Cherng
           Investment    Taipei, Taiwan          Investment                 38,514       (11,237)       (4,319)   Investee
          Hsin Ruey
           Investment    Taipei, Taiwan          Investment                 38,216       (11,903)       (2,538)   Investee
                         Tortola,
          TSMC Partners   British Virgin Islands Investment              3,931,378       263,450       194,465   Subsidiary
          SSMC           Singapore               Manufacturing wafer     2,609,934    (1,609,976)     (515,188)   Investee
          Emerging
           Alliance      Cayman Islands          Investment                879,128       (58,546)     (58,253)  Subsidiary
                                                 IC research,
          GUC            Hsin-Chu, Taiwan         development,             387,376       (39,103)     (14,063)   Investee
                                                  manufacturing,
                                                  testing and
                                                  marketing
----------------------------------------------------------------------------------------------------------------------------

Note 1: The treasury stock is deducted from the carrying value.

Note 2: The unrealized gain or loss and the gain or loss on disposal of the stocks held by subsidiaries are excluded.

Note 3: TSMC's investee, Ya Xin, merged with GUC in January 2002. GUC is the surviving company.